RECEIVED

2006 AUG -2 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015700

Bank of Cyprus Group

Investor Relations
P.O.Box 24884
1398 Nicosia, Cyprus

Telephone: (+357) 2288 1740
Telefax : (+357) 2233 6258
E-mail : investors@bankofcyprus.com

Direct Banking: 800.00.800, (++357) 2284 8000
Web address: www.bankofcyprus.com

Rule 12g3-2(b) File No.082-34996

31 July 2006

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
U.S.A

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

SUPPL

Attention: Office of International Corporate Finance

Bank of Cyprus Public Company Limited
Rule 12g3-2(b) File No. 082-34996

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Bank of Cyprus Public Company Limited (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

p.p.

Yiannis Kypri
Company Secretary

8/3

Enclosures:

Annex A: Description and Copies of Documents Made Public, Publicly Filed or Distributed Since 26 June 2006and Submitted Herewith to the Commission Pursuant to Rule 12 g 3-2(b)(i)

Description of Documents Made Public, Publicly Filed or Distributed Since 26 June 2006

and Submitted Herewith to the Commission Pursuant to Rule 12g 3-2(b)(i)

Note: All references to Group, Bank of Cyprus, the Bank refer to Bank of Cyprus Public Company Ltd.

I. Press Releases

Day/Mth/Year	Announcement
26 June 2006	Resignation of Board member and appointment of a new member
26 June 2006	Interest of Pireaus Bank in the share capital of Bank of Cyprus
29 June 2006	Notice of an Extraordinary General Meeting
29 June 2006	Clarification regarding proposed resolution at EGM for increase of authorised share capital
3 July 2006	Shareholders' Briefing for EGM to be held on 28th July 2006
4 July 2006	Date of announcement of 1st Half 2006 financial results
5 July 2006	Public Offer for Emporiki to open on 7 July 2006
13 July 2006	Sale agreement of the shares of Universal Life Insurance Public Co. Ltd held by the Group
17 July 2006	The Bank denies the content of recent press articles
18 July 2006	Developments relating to Emporiki Bank of Greece S.A.
19 July 2006	Decision of the Board of Directors to submit an application for withdrawal of the Public Offer for Emporiki Bank of Greece S.A.
21 July 2006	The Public Tender Offer is no longer valid
21 July 2006	Cancellation of Extraordinary General Meeting
21 July 2006	Statements regarding the Public Tender Offer which was submitted for Emporiki Bank
25 July 2006	Interest Payment on Bank of Cyprus Floating Rate Capital Securities
25 July 2006	Introduction for trading of 503.690 new shares which have resulted from the exercise of Share Options
27 July 2006	Group Financial Results for the Six Months ended 30 June 2006
27 July 2006	Resignation of Board Member
28 July 2006	Resignation of Board Member

II. Financial Results

Day/Mth/Year	Announcement
27 July 2006	Financial Statements for 1H2006
27 July 2006	Financial Data and Information for the period ended 30 June 2006 (in EURO)

III. Prospectus/ Information Memorandum

Day/Mth/Year	Announcement
7 July 2006	Information Memorandum on the Tender Offer for Emporiki Bank
17 July 2006	Information Document dd 17/7/2006 relating to the listing of 503.690 new shares resulting from the exercise of Options.
18 July 2006	Information Document dd 18/7/2006 relating to the listing of 3.391.194 new shares resulting from the reinvestment of dividend.

IV. Annual Reports

Day/Mth/Year	Announcement
	None

V. Presentations

Day/Mth/Year	Description
27 July 2006	Financial Results 1Half 2006

VI. Filings with the Registrar of Companies

Day/Mth/Year	Description
11 July 2006	Change of Directors (see announcement dated 26 June 2006)
17 July 2006	Allotment of Shares
17 July 2006	Allotment of Shares

VII. Related Party Transactions

Date	Name of Investor	Type of transaction	Through the Stock Exchange CSE or ATHEX/ Off the Floor (see note 1)	Quantity	Price	Total (see Note 2)
30/6/2006	PIREAUS BANK S.A.	BUY	CSE	1.033.212	£4.416	£4,562,664.08
30/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	2.643.891	7652	€20,231,053.80
29/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	1.740.498	7475	€13,010,222.38
29/6/2006	PIREAUS BANK S.A.	BUY	CSE	607.443	£4.258	£2,586,492.23
28/6/2006	PIREAUS BANK S.A.	BUY	CSE	235.498	£4.186	£985,794.60
28/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	508.615	7364	€3,745,440.78
27/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	1.338.385	7398	€9,901,371.91
26/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	1.534.739	7294	€11,194,079.13
26/6/2006	PIREAUS BANK S.A.	BUY	CSE	320.612	£4.163	£1,334,707.79
23/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	1.069.877	7205	€7,708,217.81
22/6/2006	PIREAUS BANK S.A.	BUY	ATHEX	944.098	7168	€6,767,294.67

Note 1:

CSE Cyprus Stock Exchange
ATHEX Athens Stock Exchange

Note 2:

£ Cyprus Pounds
€ Euro

Press Releases

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Announcement

RESIGNATION OF BOARD MEMBER AND APPOINTMENT OF A NEW MEMBER TO THE BOARD OF DIRECTORS

Nicosia, 26 June 2006

At the meeting of the Board of Directors of Bank of Cyprus Public Company Ltd ("Bank") held today, Mr Polys Polyviou resigned from his position as member of the Board of Directors.

The Board of Directors of the Bank expressed its warmest thanks to Mr Polyviou for his long-standing and valuable contribution to the Board.

At the same Board meeting, Mr Andreas Eliades, Group Chief Executive Officer, was appointed as member of the Board of Directors of the Bank.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTEREST OF PIRAEUS BANK S.A. IN THE SHARE CAPITAL OF BANK OF CYPRUS PUBLIC COMPANY LTD

Nicosia, 26 June 2006

The Board of Directors of Bank of Cyprus Public Company Ltd ("Bank of Cyprus") was informed of the "investment" interest of Piraeus Bank S.A. and subsequently its "strategic" interest in Bank of Cyprus.

As already announced, Bank of Cyprus in line with its strategy of growth in the Greek market and the privatization program of the Greek Government, has submitted a public tender offer for 100% of the share capital of Emporiki Bank of Greece S.A. ("Emporiki"). The extensive and traditional client base of Emporiki and the significant potential for improvement of its operations using the experience of Bank of Cyprus, provide an opportunity to create a leading Hellenic Banking Group and create value for the shareholders of both banking groups.

The Board of Directors of Bank of Cyprus believes that the actions of Piraeus Bank S.A. are not in the best interest of the shareholders of Bank of Cyprus as a whole, as they lack completeness as well as substantiated strategic intention.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

Notice of an Extraordinary General Meeting

Nicosia, 29 June 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

To all shareholders of
Bank of Cyprus Public Company Ltd

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the shareholders of Bank of Cyprus Public Company Ltd (the "Company") will be held at The International Conference Centre in Nicosia, Cyprus on 28 July 2006 at 6.00 p.m. at which the following resolutions will be proposed for approval:

1. ORDINARY RESOLUTION

"That the authorised share capital of the Company be increased from £300.000.000 to £600.000.000 by the creation of 600.000.000 additional ordinary shares of nominal value £0,50 each.

The validity of this resolution is subject to the approval of the special resolution below by the Extraordinary General Meeting and the acceptance by the shareholders of Emporiki Bank of Greece S.A. of the Public Offer of the Company for the acquisition of at least 40% of the shares of Emporiki Bank of Greece S.A.

If the special resolution below is not approved or if the Public Offer of the Company is not successful in accordance with its terms, the present ordinary resolution shall be null and void."

2. SPECIAL RESOLUTION pursuant to article 3 of the Articles of Association of the Company

"That for the purpose of acquiring up to 100% of the shares of Emporiki Bank of Greece S.A., the shares of the Company to be issued as part of the consideration offered pursuant to the terms of the Public Offer as the same shall be in effect on 25 July 2006, shall not be offered to the existing shareholders of the Company pursuant to the Articles of Association of the Company, but shall be offered to the shareholders of Emporiki Bank of Greece S.A. who shall have validly accepted the Public Offer of the Company. The new shares shall rank pari passu for all purposes with the existing fully paid up shares of the Company.

That the Board of Directors be authorised and is hereby authorised to issue and allot the requisite number of shares pursuant to the authority given by this resolution, provided the Public Offer of the Company is successful according to its terms.

The present resolution and the present authorisation expire and become null and void if the Public Offer of the Company is not successful according to its terms."

Y. Kypri
Secretary

Notes:

- For determining the eligibility to vote at the above Extraordinary General Meeting, the 25th of July 2006 is fixed as the record date. This means that transactions which will be effected up to and including 20 July 2006 will be taken into account for determining the right to vote.
- A member entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. The proxy need not be a member of the Company.
- The instrument appointing a proxy must be deposited at the registered office of the Company, for the attention of the Shares Department, 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, at least 48 hours before the time fixed for the Meeting.

Bank of Cyprus Group

Announcement

Clarification regarding proposed resolution at EGM for increase of authorised share capital

Nicosia, 29 June 2006

Regarding the proposed resolution at the shareholders' Extraordinary General Meeting of Bank of Cyprus Public Company Ltd (the "Company") which will be held at The International Conference Centre in Nicosia, Cyprus on 28 July 2006 at 6.00 p.m., we clarify the following:

The authorised share capital is not the same as the issued share capital. The authorised share capital is a notional amount of capital which is available to the Company for possible future issues of shares as may be required. The issued share capital is the amount of share capital actually issued. The Company may have shares that are authorised, but not issued.

The proposed resolution to increase the authorised share capital at the forthcoming Extraordinary General Meeting by 600.000.000 additional shares of nominal value C£0,50 each allows for the issuance of shares up to the number of shares authorised, which includes the shares to be issued to the shareholders of Emporiki Bank of Greece S.A. who shall have validly accepted the Public Offer of the Company for the acquisition of at least 40% of the shares of Emporiki Bank of Greece S.A. as the same shall be in effect on 25 July 2006, **as well as** any shares which may be issued in the future, inter alia, in the following circumstances:

- reinvestment of dividends as part of the Company's dividend reinvestment plan
- exercise of employee share options
- possible bonus shares
- possible rights offerings

It is standard practice, within the context of the Company Law of the Republic of Cyprus, to have headroom in the authorised share capital without signaling an imminent forthcoming issue of shares up to that maximum level of authorised share capital.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Nicosia, 29 June 2006

Dear shareholders,

We are writing to you today to inform you of the Bank of Cyprus' public offer for 100% of the shares of Emporiki Bank of Greece S.A. and some significant decisions you need to take with regard to the future.

Bank of Cyprus has made a public offer to the shareholders of Emporiki Bank for 100% of the shares of Emporiki. The offer is comprised of a mixture of cash and new Bank of Cyprus shares to be issued to Emporiki's shareholders. Your approval will be required in relation to the issue of the new shares.

The objective of our offer is to create a combined Hellenic banking group of scale in the Greek banking market, which will provide us with the opportunity for enhanced growth and profitability.

We plan to apply the considerable expertise we gained from the successful restructuring of our Cyprus operations and the efficient model of our Greek operations to Emporiki, aiming at improved revenues and lower costs for the new enlarged combined group.

The new enlarged combined group would be the second largest financial institution among Greek and Cypriot banking groups in terms of consolidated deposits and loans. The combined group would have a total market share of 12% of deposits and 15% of loans in Greece and 32% of deposits and 27% of loans in Cyprus.

More details about the offer and its strategic objectives is set out in the enclosed Information Circular to Shareholders.

The offer is subject to necessary regulatory approvals and a minimum threshold of 40% of Emporiki's shares being tendered in the offer.

Your approval at the Extraordinary General Meeting to be held at 6.00 p.m. on 28 July 2006 at The International Conference Centre in Nicosia, Cyprus, of the following two proposed resolutions is required for the offer to proceed:

- Increase the authorised share capital of Bank of Cyprus so that there is sufficient authorised share capital to issue the new shares to satisfy the terms of our offer.
- The waiver of your pre-emption rights in relation to the new shares so that the new shares can be issued to the shareholders of Emporiki.

The approval of the two resolutions will give our Company the opportunity to become a Hellenic banking group of scale with a strong position in the Greek market and the platform to deliver future growth and profitability to you, the shareholders.

Action to be taken by shareholders

A Form of Proxy in relation to the Extraordinary General Meeting accompanies this letter. You are asked to complete, sign and date this form in accordance with the instructions printed thereon and return it as soon as possible and in any event so as to be received at the registered office of the Company for the attention of Shares Department, 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus no later than 6.00 p.m. (Cyprus time: GMT+2) on 26 July 2006. A reply paid envelope is included for this purpose. Completion and return of the Form of Proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you wish to do so.

Recommendation

The Board of Directors of Bank of Cyprus believe that the success of the offer is in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of the two proposed resolutions at the Extraordinary General Meeting.

Yours sincerely,

Vassilis G. Rologis
Chairman of Bank of Cyprus Group

Bank of Cyprus Group

Nicosia, 29 June 2006

To all shareholders of
Bank of Cyprus Public Company Ltd

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the shareholders of Bank of Cyprus Public Company Ltd (the "Company") will be held at The International Conference Centre in Nicosia, Cyprus on 28 July 2006 at 6.00 p.m. at which the following resolutions will be proposed for approval:

1. ORDINARY RESOLUTION

"That the authorised share capital of the Company be increased from £300.000.000 to £600.000.000 by the creation of 600.000.000 additional ordinary shares of nominal value £0,50 each.

The validity of this resolution is subject to the approval of the special resolution below by the Extraordinary General Meeting and the acceptance by the shareholders of Emporiki Bank of Greece S.A. of the Public Offer of the Company for the acquisition of at least 40% of the shares of Emporiki Bank of Greece S.A.

If the special resolution below is not approved or if the Public Offer of the Company is not successful in accordance with its terms, the present ordinary resolution shall be null and void."

2. SPECIAL RESOLUTION pursuant to article 3 of the Articles of Association of the Company

"That for the purpose of acquiring up to 100% of the shares of Emporiki Bank of Greece S.A., the shares of the Company to be issued as part of the consideration offered pursuant to the terms of the Public Offer as the same shall be in effect on 25 July 2006, shall not be offered to the existing shareholders of the Company pursuant to the Articles of Association of the Company, but shall be offered to the shareholders of Emporiki Bank of Greece S.A. who shall have validly accepted the Public Offer of the Company. The new shares shall rank pari passu for all purposes with the existing fully paid up shares of the Company.

That the Board of Directors be authorised and is hereby authorised to issue and allot the requisite number of shares pursuant to the authority given by this resolution, provided the Public Offer of the Company is successful according to its terms.

The present resolution and the present authorisation expire and become null and void if the Public Offer of the Company is not successful according to its terms."

Y. Kypri
Secretary

Notes:

- For determining the eligibility to vote at the above Extraordinary General Meeting, the 25th of July 2006 is fixed as the record date. This means that transactions which will be effected up to and including 20 July 2006 will be taken into account for determining the right to vote.
- A member entitled to attend and vote at the above Extraordinary General Meeting is entitled to appoint a proxy to attend and vote on his behalf. The proxy need not be a member of the Company.
- The instrument appointing a proxy must be deposited at the registered office of the Company, for the attention of the Shares Department, 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, at least 48 hours before the time fixed for the Meeting.

Bank of Cyprus Group
Shares & Loan Stock Department
51 Stassinos Street, Ayia Paraskevi, Strovolos
P.O. Box 24884, 1398 Nicosia, Cyprus
Tel: +357 22 842100 / +30 210 6963 555
Fax: +357 22 336258

FORM OF PROXY

I/We.. of ....
with ID/ Passport/ Depository a/c/ Investor Share Code .... being a member/members of Bank of Cyprus Public Company Ltd, hereby appoint (choose one of the two options below and tick the corresponding box):

☐ 1. The Chairman of the Extraordinary General Meeting.
☐ 2. .... with ID number ....
of .... or failing him/her, ... with ID number ....
of ....,

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company, to be held on 28 July 2006 and at any adjournment thereof to transact the following business:

	Proposed resolutions	Indication of manner of voting (Yes or No)
1.	**Ordinary resolution** "That the authorised share capital of the Company be increased from £300.000.000 to £600.000.000 by the creation of 600.000.000 additional ordinary shares of nominal value £0,50 each. The validity of this resolution is subject to the approval of the special resolution below by the Extraordinary General Meeting and the acceptance by the shareholders of Emporiki Bank of Greece S.A. of the Public Offer of the Company for the acquisition of at least 40% of the shares of Emporiki Bank of Greece S.A. If the special resolution below is not approved or if the Public Offer of the Company is not successful in accordance with its terms, the present ordinary resolution shall be null and void."	
2.	**Special resolution** "That for the purpose of acquiring up to 100% of the shares of Emporiki Bank of Greece S.A., the shares of the Company to be issued as part of the consideration offered pursuant to the terms of the Public Offer as the same shall be in effect on 25 July 2006, shall not be offered to the existing shareholders of the Company pursuant to the Articles of Association of the Company, but shall be offered to the shareholders of Emporiki Bank of Greece S.A. who shall have validly accepted the Public Offer of the Company. The new shares shall rank pari passu for all purposes with the existing fully paid up shares of the Company. That the Board of Directors be authorised and is hereby authorised to issue and allot the requisite number of shares pursuant to the authority given by this resolution, provided the Public Offer of the Company is successful according to its terms. The present resolution and the present authorisation expire and become null and void if the Public Offer of the Company is not successful according to its terms."	

Date .... Signature ....

Contact tel. number...Contact fax number...

Notes

1. The record date for determining eligibility to vote at the Extraordinary General Meeting is 25 July 2006. Transactions which will be effected up to and including 20 July 2006 will be considered in determining the right to vote at the Extraordinary General Meeting. In case the Meeting is adjourned, a new record date will be fixed and announced. The present proxy will be valid for voting at the adjourned Meeting.
2. This Form of Proxy must be deposited together with any other accompanying documents at the registered office of the Company, for the attention of the Shares & Loan Stock Department, 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus **no later than 6.00 p.m. (Cyprus time: GMT +2) on 26 July 2006**, or in the case of adjournment Meeting no later than 48 hours before the time appointed for holding the adjournment Meeting.
3. If such appointor is a corporation, the Form of Proxy must be under its seal and signed by the duly authorised officer/s in that behalf.
4. In the case of joint shareholders the Form of Proxy can only be signed by the person whose name appears first in the Register of Members.
5. Unless otherwise instructed, the proxy holder will vote as he thinks fit.

INFORMATION CIRCULAR TO SHAREHOLDERS

Bank of Cyprus Public Company Ltd ("Bank of Cyprus") submits competitive public offer to the shareholders of Emporiki Bank of Greece S.A. ("Emporiki") for 100% of the shares of Emporiki

The offer is comprised of €6,00 in cash and 3,25 Bank of Cyprus shares for each Emporiki share

Nicosia, 29 June 2006

The Offer (as defined below) is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Any purported acceptance of the Offer resulting directly or indirectly from a violation of these restrictions will be invalid.
This document is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration. The Bank of Cyprus securities to be issued pursuant to the Offer have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.
None of the securities issued or to be issued by the Bank of Cyprus has been offered or sold or will be offered or sold to persons in the United Kingdom in any other circumstances which require the publication by the Bank of Cyprus of a prospectus pursuant to Part VI of the Financial Services and Markets Act 2000 (FSMA).

PART I

Bank of Cyprus announced on 22 June 2006 a cash and shares offer to all the shareholders of Emporiki for 100% of their shares (the "**Offer**") to create a Hellenic banking group of scale in the Greek banking market.

Emporiki is listed on the Athens Exchange.

Drawing on its proven management ability and cultural alignment, Bank of Cyprus (the "**Bank**") believes its offer to be in the best interests of Emporiki's shareholders, customers and employees.

The offer consideration is €6,00 in cash and 3,25 Bank of Cyprus shares for every Emporiki share (the "**Consideration**").

As regards the cash component, the Bank will fund the cash portion through internal resources.

As regards the share component, an Extraordinary General Meeting of Bank of Cyprus ("**EGM**") will be held on 28 July 2006 at 6.00 p.m. at The International Conference Centre in Nicosia, Cyprus to approve the increase of the authorised share capital and the waiver of pre-emption rights of existing shareholders.

Bank of Cyprus is:

- The leading financial institution in Cyprus with a market share of 31% of total deposits. The Bank's presence in Greece has grown substantially in the last few years and the Bank currently enjoys a noteworthy position in the Greek market.
- Present in the UK, Australia, Channel Islands, USA, Canada, South Africa, Russia and Romania.
- Listed both on the Athens Exchange and the Cyprus Stock Exchange.

Assuming Bank of Cyprus successfully acquires control of Emporiki:

- The enlarged group would be the second largest financial institution among Greek banking groups in terms of consolidated deposits and loans. The enlarged group would have a market share of 12% of total deposits and 15% of total loans in Greece and 32% of total deposits and 27% of total loans in Cyprus.
- The intention of Bank of Cyprus is to integrate the operations of Emporiki with those of Bank of Cyprus in Greece.

Bank of Cyprus' main objective in relation to the proposed acquisition of Emporiki is to strengthen Emporiki's future development and growth in Greece and the Balkans.

Bank of Cyprus aims to achieve the strategic objectives of the combined group by:

- The reorganisation of the branch network to increase sales, improve customer service, and increase customer satisfaction and loyalty.
- Restructuring and upgrading of IT systems.
- Improvement of the Human Resource management operations.
- Upgrading of the risk management systems of the combined entity.
- Effective management of operating expenses and cost to income ratio.
- Growth of operations through targeted increases in market shares in Greece and the Balkans.

The acceptance period (the "**Acceptance Period**") for the Offer is expected to start in early July 2006 and is expected to end by August 2006. Full details will be confirmed after the approval by the Hellenic Capital Markets Commission and the publication of the Information Memorandum (as defined below).

The Offer is subject to the following conditions:

- Approval of the Information Memorandum (as defined below) by the Hellenic Capital Markets Commission (which shall contain all conditions to the Offer).
- Approval by the EGM of the increase of the authorised share capital of Bank of Cyprus and waiver of the pre-emption rights of existing shareholders.
- At least 40% of Emporiki's shares are tendered in the Offer.

In addition the Offer is subject to necessary regulatory approvals.

Part II

The Board of Directors of Bank of Cyprus, in its meeting of 21 June 2006, decided to launch a public offer addressed to the shareholders of Emporiki. To this end, Bank of Cyprus delivered a draft information memorandum to the Hellenic Capital Markets Commission and the Board of Directors of Emporiki, pursuant to the provisions of Law 3461/06 of the Hellenic Republic (the "**Information Memorandum**").

1. The offeror

The offeror is Bank of Cyprus, which was founded in Cyprus in 1899 and was converted into a public company in 1930, pursuant to the Company Law 18/1922 of the Republic of Cyprus, its registration number being HE165. The registered office of Bank of Cyprus is at 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, Cyprus.

The shares of Bank of Cyprus are listed on the Cyprus Stock Exchange and the Athens Exchange.

2. The company whose shares are subject of the Offer

The public company limited by shares under the name of Emporiki Bank of Greece S.A. and the trade name Emporiki Bank, which was founded in 1907, with its registered office located at 11 Sophocleous Street, Athens, Greece.

3. The Shares that are the subject of the Offer

One hundred per cent (100%) of the ordinary voting shares of Emporiki, with nominal value of €5,50 per share (the "**Shares**"), which are admitted to trading on the Athens Exchange.

Bank of Cyprus, its representatives or agents (acting in the name and on behalf of Bank of Cyprus) are authorised to purchase shares of Emporiki through on-exchange and off-exchange transactions during the entire period starting from the public announcement of the Offer until the expiration of the Acceptance Period. Such purchases will be notified in accordance with paragraph 2 of article 24 of Law 3461/06 of the Hellenic Republic. The funds which will be used for such purchases of Shares shall be available funds of Bank of Cyprus in addition to those funds necessary to fund the cash portion of the Offer.

4. Consideration to be offered

Bank of Cyprus shall offer for each Share in the Offer in respect of which the Offer is validly accepted, the sum of €6,00 in cash together with 3,25 shares of Bank of Cyprus, per tendered Share.

In order to provide for the portion of the Consideration which shall constitute shares of Bank of Cyprus as part of the Offer, an EGM of Bank of Cyprus shall be held on 28 July 2006 at 6.00 p.m. at The International Conference Centre in Nicosia, Cyprus for the purpose of approving an increase in the authorised share capital of Bank of Cyprus and the waiving of pre-emption rights of existing shareholders.

5. Maximum number of Shares which Bank of Cyprus is obligated to acquire

Save as provided in paragraph 9 below, Bank of Cyprus is obligated to acquire all of the Shares that are the subject of the Offer which shall have been tendered, equal to a maximum of 132.391.468 Shares, representing 100% of the share capital and voting rights of Emporiki.

6. Minimum number of Shares which Bank of Cyprus is obligated to acquire

The minimum number of Shares that are subject to the Offer, which Bank of Cyprus shall be obligated to acquire in order for the Offer to be valid, shall be 40% of the shares of Emporiki, equal to 52.956.587 Shares.

7. Number of Shares owned by Bank of Cyprus

As of 22 June 2006, Bank of Cyprus does not own any Shares of the Company.

Bank of Cyprus's subsidiary «Kyprou AEDAK (Mutual Fund Management S.A.)» owned, as of the date above, 23.130 Shares of Emporiki, in its mutual funds portfolios.

8. Advisers to Bank of Cyprus

The companies:
- Credit Suisse Securities (Europe) Limited, with registered office at One Cabot Square, London E14 4OL, United Kingdom, and
- The Cyprus Investment and Securities Corporation Ltd (CISCO), with registered office at Eurolife House, Evrou 4, Nicosia, Cyprus

are acting, pursuant to article 12 of Law 3461/2006 of the Hellenic Republic, as financial advisers to Bank of Cyprus in connection with the Offer.

9. Notes

The acceptance period will commence following the approval by the Hellenic Capital Markets Commission of the Information Memorandum, which is expected to take place in early July. Copies of the Information Memorandum and acceptance forms will be available to shareholders of Emporiki at the branches of Bank of Cyprus in Greece.

Following the approval of the Information Memorandum by the Hellenic Capital Markets Commission, Bank of Cyprus will inform investors concerning the precise timetable of the Offer.

The Offer is conditioned upon the approval of the Information Memorandum by the Hellenic Capital Markets Commission (which shall contain all conditions to the Offer), the approval by the EGM which will be held on 28 July 2006 at 6.00 p.m. at The International Conference Centre in Nicosia, Cyprus in respect of the issuance of the new shares, and the relevant approvals by the competent regulatory authorities as such will be described in the Information Memorandum.

Upon completion of the Offer, Bank of Cyprus does not intend to delist the shares of Emporiki from the Athens Exchange.

Bank of Cyprus Group

Announcement

DATE OF ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

Nicosia, 4 July 2006

The Board of Directors of Bank of Cyprus Public Company Ltd will convene on Thursday **27 July 2006** to examine the Bank of Cyprus Group financial results for the six months ended 30 June 2006 (1st Half 2006). On the same day, the financial results will be announced to the Stock Exchange and the Press.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information *can be found at the Group's website www.bankofcyprus.com*

Bank of Cyprus Group

Announcement

BANK OF CYPRUS PUBLIC COMPANY LTD ("BANK OF CYPRUS") PUBLIC OFFER TO THE SHAREHOLDERS OF EMPORIKI BANK OF GREECE S.A. ("EMPORIKI") FOR 100% OF THE SHARES OF EMPORIKI TO OPEN ON 7 JULY 2006

Nicosia, 05 July 2006

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, ITALY, OR THE UNITED KINGDOM.

No offer or invitation to acquire securities of Bank of Cyprus is being made by or in connection with this announcement. Any such offer will be made solely by means of an Information Memorandum to be published in due course and any supplement or amendment thereto and any acquisition of securities should be made on the basis of the information contained in such document.

The securities issued by Bank of Cyprus have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia, Japan or the United Kingdom.

None of the securities issued or to be issued by Bank of Cyprus has been offered or sold or will be offered or sold to persons in the United Kingdom in any other circumstances which require the publication by Bank of Cyprus of a prospectus pursuant to Part VI of the Financial Services and Markets Act 2000 (FSMA).

The Public Offer is not being made and will not be made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of this announcement and any related offering documents are not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States of America. Any purported acceptance of the Public Offer resulting directly or indirectly from a violation of these restrictions will be invalid. No securities or other consideration is being solicited and if sent in response by a resident of the United States of America will not be accepted.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has been present in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, for many years the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

PART I

The Hellenic Capital Markets Commission (the "**CMC**") today approved the Information Memorandum relating to the public offer (the "**Public Offer**") by Bank of Cyprus announced on 22 June 2006 to acquire all common registered shares (the "**Shares**") of Emporiki Bank of Greece S.A. ("**Emporiki**"), for the sum of €6 in cash together with 3,25 Bank of Cyprus shares per share under the Public Offer (the "**Offer Consideration**").

Mr Vassilis Rologis, Chairman of the Bank of Cyprus Group, stated:
"Our offer provides added value to the shareholders of Emporiki, it expresses our confidence in the dynamism of the Greek economy and creates a new strong banking organisation in southeastern Europe."

Mr Andreas Eliades, Group Chief Executive Officer of the Bank of Cyprus Group, stated:
"The public offer by the bank of Cyprus satisfies all parties: it provides shareholders with value and prospects, employees with job security and future, whereas it enhances national competitiveness and enterpreneurship."

The acceptance period during which the holders of the Shares (the "**Shareholders**") may declare their acceptance of the Public Offer (the "**Acceptance Period**") commences on Friday 7 July 2006 and ends at the close of business on 7 August 2006.

As of 7 July 2006, Shareholders may obtain copies of the Information Memorandum from all branches of Bank of Cyprus in Greece and on the Bank of Cyprus Group's website www.bankofcyprus.com (select Inv. Relations/ Prospectuses). Shareholders may request additional information relating to the procedure for submission of Declarations of Acceptance from all branches of Bank of Cyprus in Greece.

Shareholders wishing to obtain additional information relating to the procedure for submission of the Declarations of Acceptance may contact the Custody, Shareholders and Derivatives Clearing Department of Bank of Cyprus in Greece on any working day or hour on telephone numbers +30 210 6963 555 and 801-11-11-108 (calls from Greece only).

For full details of the terms and conditions of the Public Offer and for information on the acceptance and payment procedures, Shareholders should refer to the Information Memorandum.

Important Notice

The Public Offer is being made to the Shareholders exclusively in accordance with the procedure set forth in Greek Law 3461/2006 on the "Incorporation into the law of Greece of Directive 2004/25/EC relating to public offers".

In any event, it is recommended that all persons lawfully receiving the Public Offer and the Information Memorandum should consult their own financial, banking, legal or tax adviser, accountant or any other independent relevant adviser of their own choice.

For additional information

Press contacts

- Greece
  Natasa Kiourkatioti
  Tel. +30 210 647 7492
- Cyprus
  Dafne Prodromou
  Tel. +357 22 842298

Investor Relations

- Marianna Pantelidou
  Tel. +357 22 881740
  Email marianna.pantelidou@cy.bankofcyprus.com
- Marina Rossou
  Tel. +357 22 881883
  Email marina.rossou@cy.bankofcyprus.com

PART II

ANNOUNCEMENT OF APPROVAL OF THE INFORMATION MEMORANDUM RELATING TO BANK OF CYPRUS PUBLIC OFFER TO THE SHAREHOLDERS OF EMPORIKI FOR 100% OF THE SHARES OF EMPORIKI

In accordance with the Greek Law 3461/2006, Bank of Cyprus with registration number HE165, in accordance with the Cyprus Companies Act 18/1922 having its registered office at 51 Stassinos Street, Ayia Paraskevi, Strovolos, Nicosia, Cyprus (the "**Offeror**") hereby announces that the Hellenic CMC approved the Information Memorandum relating to the Public Offer by the Offeror announced on 22 June 2006 to acquire all the Shares of Emporiki.

This announcement does not constitute a summary of all the terms of the Public Offer and each Shareholder should read all the relevant terms included in the Information Memorandum before accepting the Public Offer.

Information Memorandum

As of 7 July 2006, Shareholders may request and obtain copies of the Information Memorandum from all branches of Bank of Cyprus in Greece and from the Bank of Cyprus Group's website www.bankofcyprus.com (select Inv. Relations/ Prospectuses).

Acceptance Period

The Acceptance Period during which the Shareholders may declare their acceptance of the Public Offer will commence on 7 July 2006 and end at the close of business on 7 August 2006.

As the Public Offer of Bank of Cyprus constitutes a public offer competitive to the initial public offer of Credit Agricole S.A., the acceptance period of Credit Agricole S.A.'s public offer is extended in accordance with article 26 of Greek Law 3461/2006 until the end of the Public Offer of Bank of Cyprus, that is up to and including 7 August 2006.

The Shares, the subject of the Public Offer

Through the Public Offer, the Offeror intends to acquire up to 100%, with a minimum of 40%, of the Shares.

The Offeror is under obligation to acquire the Shares together with all existing and future rights attaching to the Shares provided that the Shares are free from all encumbrances, registered or contractual, restrictions, claims, life interests, liabilities and any other rights vested in third parties.

The Public Offer shall be effective pursuant to its terms subject to the following conditions being met by the last day of the Acceptance Period:

(a) The approval at the Extraordinary General Meeting of the shareholders of Bank of Cyprus, which will take place on 28 July 2006, of the relevant ordinary resolution for the increase in the authorised share capital of Bank of Cyprus and the approval by special resolution to waive their pre-emption rights in relation to the issue of the new Bank of Cyprus shares to Emporiki's shareholders.
(b) The Offeror shall have obtained the relevant approval from the Central Bank of Cyprus.
(c) The Offeror shall have obtained the relevant approval from the Bank of Greece.
(d) The Offeror shall have obtained, in terms satisfactory to it, approval for the acquisition of control over Emporiki, according to the provisions of the Public Offer, from the Cyprus Commission for the Protection of Competition.
(e) The Offeror shall have obtained, in terms satisfactory to it, approval for the acquisition of control over Emporiki, according to the provisions of the Public Offer, from the Hellenic Competition Commission according to Law 703/1977.

Offer Consideration

In accordance with article 9 of Greek Law 3461/2006 and the Public Offer, the Offeror offers to pay for each Share in relation to which the Public Offer has been validly accepted, the sum of € 6 in cash together with 3,25 Bank of Cyprus shares.

The most recent document containing information equivalent to that of a prospectus relating to the Offeror's shares dated 5 July 2006 will be available on the Bank of Cyprus Group's website www.bankofcyprus.com (select Inv. Relations/ Prospectuses) as of 7 July 2006. Furthermore the Offeror's financial statements that are announced pursuant to applicable regulatory obligations as well as any other important developments of the Offeror are published on the Bank of Cyprus Group's website.

The off-market transfer to the Offeror of the Shares under the Public Offer by the Shareholders who will lawfully accept the Public Offer (the "**Accepting Shareholders**") is not subject to stock exchange transaction tax, but is subject to the payment of fees under the Clearance Regulations. The Offeror itself will, in place of the Accepting Shareholders, take responsibility for and pay to the Central Securities Depository, through the Receiving Bank (as defined below), the clearance fees due to the depository, which at present amount to 0,12% of the value of the transaction.

Acceptance Process

The Offeror has appointed Bank of Cyprus in Greece (the "**Receiving Bank**"), as the bank responsible for receiving the Declarations of Acceptance, as provided by article 18 of Greek Law 3461/2006. The Receiving Bank is responsible for receiving all Declarations of Acceptance, for supervising and carrying out the transfer of the validly offered Shares under the Public Offer and for the payment of the Consideration for these Shares to the Accepting Shareholders.

Accepting Shareholders must duly complete and submit a Declaration of Acceptance to any of the branches of Bank of Cyprus in Greece. Forms of the Declaration of Acceptance may be obtained from these branches throughout the Acceptance Period during normal business days and hours. Accepting Shareholders must comply with the detailed requirements for accepting the Public Offer set out in the Information Memorandum.

The acceptance of the Public Offer by persons who may already have accepted a previous offer is considered valid only after a revocation of the acceptance of the previous public offer is made.

Payment of the Offer Consideration

The transfer of the Shares tendered by Accepting Shareholders will take place through an off-exchange transaction in accordance with Article 15 of Greek Law 3632/1928 and will be registered with the Dematerialised Securities System (the "**DSS**") of the Athens Exchange on the third business day after the required documentation is submitted to the Central Securities Depository by Bank of Cyprus.

On the third business day, on which the registration described above is completed, the Receiving Bank will pay the cash element of the Offer Consideration to each of the Accepting Shareholders in the manner that each Accepting Shareholder has indicated in the Declaration of Acceptance. Similarly on that same working day, the new Bank of Cyprus shares constituting the remainder of the Offer Consideration will be allocated to the Accepting Shareholders' DSS Securities accounts.

Bank of Cyprus Group

Announcement

SALE AGREEMENT OF THE SHARES OF UNIVERSAL LIFE INSURANCE PUBLIC CO. LTD HELD BY THE BANK OF CYPRUS GROUP

Nicosia, 13 July 2006

The Bank of Cyprus Group (the "Group") has reached an agreement to sell to Mr Andreas Georgiou and to the Group of Photos Photiades Ltd the shares it holds in Universal Life Insurance Public Co. Ltd (the "Company") for cash.

The total consideration for the shares of the Company held by the Group and related funds, which correspond to 28% of the Company's share capital, is C£7,8 mn (€13,6 mn).

The number of the Company's shares held by Bank of Cyprus Public Company Ltd and its subsidiary companies amounts to 2,9 mn. The corresponding consideration for these shares in accordance with the agreement amounts to C£6,1 mn (€10,6 mn). It is noted that the book value of these shares in the financial statements of the Group as at 31 December 2005 was C£5,8 mn (€10,1 mn)

The agreement is subject to completion within six months, in order to provide the buyers with sufficient time to take the necessary actions they are required to take.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

THE BANK DENIES THE CONTENT OF RECENT PRESS ARTICLES

Nicosia, 17 July 2006

In recent press articles in Greek newspapers it is mentioned that the Bank of Cyprus engages in comparing its tender offer addressed to the shareholders of Emporiki Bank S.A. against the offer of Credit Agricole S.A.

The Bank of Cyprus Group denies the content of these articles.

Bank of Cyprus Group

Announcement

DEVELOPMENTS RELATING TO EMPORIKI BANK OF GREECE S.A.

Nicosia, 18 July 2006

The Bank of Cyprus Group has noted the Opinion of the Fifth Department of the Council of State, which was issued on 11 July 2006.

The opinion is relevant to the pension arrangements of Emporiki Bank of Greece S.A. and expresses views relating to the constitutionality of Law 3371/2005 of the Hellenic Republic, which regulates the pension arrangements.

Acting with a high level of duty of care to safeguard the best interests of its own shareholders, staff and customers, the Bank of Cyprus Group is reviewing these developments.

Bank of Cyprus has commissioned its legal advisers to examine the new developments and their possible consequences, in cooperation with a group of legal and other specialists on pension and constitutional issues.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

DECISION OF THE BOARD OF DIRECTORS TO SUBMIT AN APPLICATION FOR REVOCATION OF THE PUBLIC OFFER FOR EMPORIKI BANK OF GREECE S.A.

Nicosia, 19 July 2006

At its meeting held today, the Board of Directors of Bank of Cyprus has unanimously decided to submit an application to the Hellenic Capital Markets Commission for the revocation of its public tender offer for 100% of the shares of Emporiki Bank of Greece S.A.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

THE PUBLIC TENDER OFFER OF BANK OF CYPRUS FOR THE SHARES OF EMPORIKI BANK OF GREECE S.A. IS NO LONGER VALID FOLLOWING THE NEGATIVE RESPONSE BY THE CENTRAL BANK OF CYPRUS TO GRANT THE RELEVANT APPROVAL

Nicosia, 21 July 2006

Bank of Cyprus Public Company Ltd ("Bank of Cyprus") announces that today, 21 July 2006, it received a negative response by the Central Bank of Cyprus to its application for approval of investing 40% to 100% in the share capital of Emporiki Bank of Greece S.A. ("Emporiki").

As a result of the Central Bank of Cyprus' decision, which is final, Bank of Cyprus' Public Tender Offer for Emporiki is no longer valid and lapses, in accordance with clause 2.14 (a) (b) of the approved Information Memorandum for the Public Tender Offer by Bank of Cyprus for the shares of Emporiki Bank of Greece S.A.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

CANCELLATION OF EXTRAORDINARY GENERAL MEETING

Nicosia, 21 July 2006

Bank of Cyprus Public Company Ltd ("Bank of Cyprus") announces that further to the negative response received today, 21 July 2006, by the Central Bank of Cyprus to its application for approval of investing 40% to 100% in the share capital of Emporiki Bank of Greece S.A. ("Emporiki"), which is final, the precondition set in clause 2.14 (A) (b) of the Information Memorandum approved by the Hellenic Capital Markets Commission for the Public Tender Offer by Bank of Cyprus for the shares of Emporiki is not fulfilled and therefore the Public Tender Offer is no longer valid and lapses.

As the Public Tender Offer is no longer valid and lapses, there is no business to be transacted at the Extraordinary General Meeting of the shareholders of Bank of Cyprus which was scheduled to be held at The International Conference Centre in Nicosia, Cyprus on 28 July 2006 at 6.00 p.m. Therefore the above mentioned Extraordinary General Meeting is cancelled.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

STATEMENTS OF BANK OF CYPRUS GROUP RELATING TO THE PUBLIC TENDER OFFER WHICH WAS SUBMITTED FOR EMPORIKI BANK

Nicosia, 21 July 2006

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

The Bank of Cyprus Group wishes to state the following relating to the latest developments regarding the Public Tender Offer for the acquisition of Emporiki Bank of Greece S.A.:

- On 21 July 2006, Bank of Cyprus received a letter from the Central Bank of Cyprus informing the Bank of Cyprus that its application for a relevant approval for the investment of 40-100% in the share capital of Emporiki Bank of Greece S.A. was rejected.

- The approval of the Central Bank of Cyprus was a precondition for the investment by Bank of Cyprus in Emporiki Bank of Greece S.A. which was included in the Information Memorandum approved by the Hellenic Capital Markets Commission for the Public Tender Offer (clause 2.14 (a) (b)).

- The decision of the Central Bank of Cyprus, which is final, constitutes the Public Tender Offer void and therefore the Public Tender Offer lapses.

- The decision of Bank of Cyprus to launch a Public Tender Offer for Emporiki Bank of Greece S.A. was taken considering the best interests of shareholders.

- The subsequent decision of Bank of Cyprus to withdraw the Public Tender Offer was taken with particular diligence and duty of care for the interests of its shareholders, and only after new developments have occurred.

- In no circumstances did Bank of Cyprus wish to cause problems in the procedure of the privatisation of Emporiki Bank of Greece S.A. On the contrary, as always, Bank of Cyprus respects the Regulatory and Monetary Authorities of Greece and Cyprus and all their decisions.

- Bank of Cyprus considers that its actions are responsible, serious and lawful and safeguard the interests of its shareholders. In addition, it states that its decisions and actions followed the unanimous decisions of its Board of Directors.

- As Bank of Cyprus fully respects the rules, regulations and procedures of the Hellenic Capital Markets Commission and the Cyprus Securities and Exchange Commission it will not at this time expand further on the issue.

- Bank of Cyprus has also decided that in the near future it will call a briefing meeting of its shareholders to analyse its strategy for the future.

- Bank of Cyprus thanks its shareholders and staff for the support they have shown and are showing for its decisions, which are always taken based on the promotion of the best interests of shareholders and staff.

Bank of Cyprus Group

Announcement

INTEREST PAYMENT ON BANK OF CYPRUS PUBLIC COMPANY LTD FLOATING RATE CAPITAL SECURITIES

Nicosia, 25 July 2006

The investing public is informed that the next Interest Payment Date on the floating rate Capital Securities Series A and Series B issued by the Bank of Cyprus Public Company Ltd is **20th August 2006**.

The interest will be paid to those registered on the Capital Securities Registry on **10th August 2006** (Record Date).

According to the Trading Rules of the Cyprus Stock Exchange, as of **8th August 2006** the Capital Securities Series A and Series B will be traded ex-interest (with respect to the 20th August 2006 interest payment).

The interest rate on the Capital Securities Series A and Series B for the quarter ending 19 August 2006 is 5,25%.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 279 branches, of which 147 operate in Cyprus, 115 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

INTRODUCTION FOR TRADING OF NEW SHARES WHICH HAVE RESULTED FROM THE EXERCISE OF SHARE OPTIONS

Nicosia, 25 July 2006

On Thursday, 27 July 2006, the 503.690 new ordinary shares of Bank of Cyprus Public Company Ltd ("the Bank") will be introduced for trading on the Cyprus Stock Exchange and the Athens Exchange. The new shares to be introduced have resulted from the exercise of 503.690 Share Options on 30 June 2006 by 757 beneficiaries (staff of the Bank of Cyprus Group) at the exercise price of C£3,26 (€5,67) per new share, according to the 19 April 2000 resolution of the Bank's Extraordinary General Meeting and the 19 January 2001 resolution of the Bank's Board of Directors.

After the above increase, the Bank's share capital amounts to C£273.071.566,50 divided into 546.143.133 ordinary shares, of a nominal value of C£0,50 (€0,87) each.

The listing of the new shares has been approved by the Boards of Directors of the Cyprus Stock Exchange and the Athens Exchange at their meeting on 20 July 2006.

As of 27 July 2006, the opening price of the Bank's shares on the Athens Exchange will be adjusted according to the Regulation of the Athens Exchange. As of the same date, the new shares will be credited in the Dematerialised Securities System ("DSS") accounts of the beneficiaries who have elected to have their shares registered on the DSS.

Founded in 1899, the Bank of Cyprus Group is the leading Cypriot banking and financial services group. In 1991, the Group established its first branch in Greece where it has been expanding rapidly since 1999. It has an established banking presence in the United Kingdom and in 2001 it expanded to Australia through a wholly owned subsidiary bank. In addition to retail and commercial banking, the Group's activities include finance, factoring, investment banking, brokerage, fund management, life and general insurance. The Group currently operates through a total of 276 branches, of which 147 operate in Cyprus, 112 in Greece, six in the United Kingdom, ten in Australia and one in the Channel Islands. Bank of Cyprus also has representation in the United States of America, Canada, South Africa, Russia and Romania. The Bank of Cyprus Group employs 6.062 staff worldwide.

At 31 March 2006, the Group's Total Assets reached C£12,61bn (€21,89bn) and the Group's Shareholders' Funds were C£800mn (€1,39bn). The Bank of Cyprus shares are listed on the Cyprus and Athens Stock Exchanges. Additional information can be found at the Group's website www.bankofcyprus.com

Bank of Cyprus Group

Announcement

- Group Financial Results
  for the Six Months ended 30 June 2006

  - **68% increase in profit before provisions**
  - **172% increase in profit after tax**

- Revised Profit Target for 2006: C£160 mn (€278 mn)

Nicosia, 27 July 2006

A. Summary of 1st Half 2006 Results

Group profit after tax for the first half 2006 (1H06) recorded an increase of 172% compared to the corresponding 2005 period. The improvement in all of the Group's profitability indicators was also significant. The reorganisation and development of the Group's business in Cyprus, combined with the cost containment and income enhancement plans, the positive course of the Group's insurance operations, the continuation of its dynamic expansion in Greece and the positive results from the sale and change in fair value of financial instruments contributed to the profitability improvement.

Table 1

Group Financial Highlights				
in C£ mn	**Change**	**1H06**	**1H05**	Year 2005
Profit before provisions	+68%	135	81	182
Profit before tax	+164%	101	38	91
Profit after tax	+172%	85	31	72
Earnings per Share	+148%	15,6 cent	6,3 cent	14,4 cent
Cost/Income	-12,0 p.p.*	47,1%	59,1%	56,7%
Return on Equity	+10,6 p.p.*	21,5%	10,9%	11,9%

* p.p. = percentage points, 1 percentage point = 1%

- Group profit after tax for 1H06 reached C£85 mn (€148 mn) compared to C£31 mn (€54 mn) for the corresponding 2005 half, recording an increase of 172%.
- As a result of the significant increase in the Group's profitability, the Group return on equity increased by 10,6 percentage points compared to 1H05, reaching 21,5%.
- Profit before provisions reached C£135 mn (€235 mn), recording an annual increase of 68%.
- The cost to income ratio improved to 47,1% compared to 59,1% for 1H05.
- The above results reflect:
  - ➢ The positive effect of the steps taken for:
    - Improvement of income (24% increase in net interest income, 14% increase in commission income and 12% increase in income from insurance operations).
    - Containment of the rate of increase of expenses to 3% compared to the rate of increase of deposits and loans of 15% and 19%, respectively.
    - Increase of loans (annual increase of 19%).
  - ➢ The increase by C£19 mn (€33 mn) in the profit from sale and change in fair value of financial instruments.
- The profitability improvement in the Group's Cyprus operations is remarkable:
    - 90% increase in profit before provisions to C£89 mn (€155 mn).
    - 277% increase in profit after tax to C£66 mn (€114 mn).
- The contribution of the Greek operations to Group profitability continues to be noteworthy:
    - 47% increase in profit before provisions to C£42 mn (€73 mn).
    - 60% increase in profit after tax to C£17 mn (€29 mn).
- The decrease of the ratio of NPLs to total loans from 9,3% at 1 January 2006 to 8,1% at 30 June 2006 is noteworthy.

Graph 1

Evolution of indicators



Return on equity (%)
7,1
11,9
21,5
2004
2005
1st Half 2006
Provision charge/ Loans (%)
1,3
1,2
0,8
2004
2005
1st Half 2006
Cost / Income (%)
62,3
56,7
47,1
2004
2005
1st Half 2006

Graph 2

Evolution of income and expenses (in C£ mn)



300
250
200
150
100
50
0
171
197
255
Income
108
116
120
Expenses
1st Half 2004
1st Half 2005
1st Half 2006

B. Prospects for 2006

Based on the Group financial results to date, the indications for their further development, as well as the current conditions in the markets in which the Group operates, it is expected that the Group profit after tax for the full year of 2006 will reach C£160 mn (€278 mn) compared to the previous target of C£120 mn (€209 mn). The expected profit is positively compared to the profit of C£72 mn (€126 mn) for 2005, an expected increase of 122%.

The Group is taking all the necessary measures for containment of non-performing loans. Specifically it is expected that at the end of 2006 the non-performing loans will decrease at a level below 7,5% of total loans, compared to 9,3% as at 1 January 2006.

Graph 3

Evolution and target of profit after tax (C£ mn)


TARGET
160
Revised target C£160 mn
120
Previous target C£120 mn
16
39
31
72
85
1H FY
2004
1H FY
2005
1H FY
2006

Graph 4

Evolution and target of % of non-performing loans


TARGET 2006
9,3%
8,6%
8,1%
< 7.5%
1/1/06
31/3/06
30/6/06
Target 31/12/06

C. Financial Footings

Table 2

Analysis of Financial Footings by Geographic Sector								
in C£ mn	Group		Cyprus		Greece		Other countries	
	annual ±%	30.6.06	annual ±%	30.6.06	annual ±%	30.6.06	annual ±%	30.6.06
Deposits	+15%	10.673	+19%	5.980	+12%	3.988	+7%	705
Contribution				*56%*		*37%*		*7%*
Loans	+19%	8.095	+20%	3.909	+23%	3.443	+4%	743
Contribution				*48%*		*43%*		*9%*

C.1 Group Loans

The Group's loans reached C£8,10 bn (€14,08 bn) at 30 June 2006, recording an increase of 19%.

C.1.1 Loans in Cyprus

The Group has significantly strengthened its presence in the retail lending sector in Cyprus. As such, the market share of the Bank in total banking system advances, including credit cooperatives, increased to 25,9% in April 2006 (latest published figures) compared to 24,4% in April 2005.

In Cyprus, the Group's total loans at 30 June 2006 amounted to C£3,91 bn (€6,80 bn), recording an annual increase of 20%.

C.1.2 Loans in Greece

In Greece, the annual rate of increase in the Group's loans reached 23%. The Group's loan portfolio in Greece increased to C£3,44 bn (€5,99 bn) at 30 June 2006.

As of end-April 2006, the Group's market share of loans in Greece increased to 3,89%, up from 3,76% a year ago.

The Group's dynamic expansion in lending in Greece focused mainly on housing and consumer loans. The balance of housing and consumer loans at 30 June 2006 increased by 53% and 37%, respectively, compared to 30 June 2005.

C.1.3 Loans in Other Countries

At 30 June 2006, Group loans in the United Kingdom and Australia increased by 3% and 8%, reaching C£591 mn (€1,03 bn) and C£152 mn (€265 mn), respectively.

C.1.4 Loans by Customer Sector

The breakdown of the Group's loan portfolio in Cyprus and Greece into the three customer sectors is shown below and indicates the success of the group in further penetrating into the retail sector:

Table 3

Analysis of Loans by Customer Sector				
% of total loans	Cyprus		Greece	
	30.6.06	31.12.05	**30.6.06**	31.12.05
Corporate	47,3%	48,7%	25,6%	26,1%
Small and Medium-sized Enterprises (SMEs)	16,2%	16,4%	44,6%	45,5%
Retail	36,5%	34,9%	29,8%	28,4%
Total	100,0%	100,0%	100,0%	100,0%

C.1.5 Non-Performing Loans ("NPLs")

During 1H06 the Group has managed to improve the quality of its loan portfolio, due to:

- Collections of overdue amounts.
- Lower inflow of new NPLs as a result of improved credit risk control systems implemented by the Group in the past two years.
- Increase in tangible collateral.

Group NPLs declined, despite the introduction as of 1 January 2006 of new stricter rules issued by the Central Bank of Cyprus regarding the definition of non-performing loans. Specifically, the definition has been revised to include all loans in arrear for longer than 3 months (instead of six months as per the superseded rules). In addition, the NPL classification is applied to all other loans of the customers who have a specific facility classified as non-performing. Using the revised definition, Group NPLs declined from C£676 mn (€1,17 bn) at 1 January 2006 to C£642 mn (€1,12 bn) at 30 June 2006. The ratio of NPLs to total loans at 30 June 2006 was 8,1% compared to 9,3% at 1 January 2006.

Graph 5

Evolution of non performing loans (NPLs)



49,6%
49,9%
43,2%
49.8%
10,8%
8,1%
9,3%
8,1%
Provisions / NPLs
NPLs in arrear for > 6 months
See note:
NPLs in arrear for > 3 months
31.12.04
31.12.05
1.1.06
30.6.06

Note:
As of 1/1/2006, the criteria for classifying loans have changed to include all loans in arrear for longer than 3 months. In addition the NPL classification is applied to all other loans of the customers who have a specific facility classified as non-performing.

The vast majority of non-performing loans relate to the Group's Cyprus operations, where the time required to foreclose collateral, especially property, is lengthy, and acts as a deterring factor in the repayment of overdue amounts.

The efforts to reduce non performing loans will be strengthened if the enactment and implementation of improved procedures, which would expedite the foreclosure of property collateral, takes place in Cyprus.

Using the stricter definition mentioned earlier, the Group's NPLs in Greece at 30 June 2006 accounted for 4,9% of total loans, compared to 5,9% at 1 January 2006.

The ratio of coverage of NPLs by provisions increased to 50% at 30 June 2006, compared to 43% at 1 January 2006. The remaining balance of NPLs is covered by tangible collateral.

C.2 Deposits

The Group's total deposits at 30 June 2006 reached C£10,67 bn (€18,56 bn), recording a 15% annual increase.

C.2.1 Deposits in Cyprus

The increase in Group deposits in Cyprus during the past year was significant (19%), especially deposits in foreign currency. Total Group deposits in Cyprus at 30 June 2006 amounted to C£5,98 bn (€10,40 bn). At 30 April 2006 (latest available data), the Bank's market share of total banking system deposits in Cyprus, including credit cooperatives, amounted to 29,5%, compared to 29,2% in April 2005.

C.2.2 Deposits in Greece

The annual rate of increase in Group deposits in Greece reached 12%, with total deposits amounting to C£3,99 bn (€6,94 bn) at 30 June 2006 and market share to 3,57% based on the latest published figures (April 2006). In accordance with the Group three year (2006-2008) strategic plan, the Group targets the increase of its loans to deposits ratio. This ratio for the Group's operations in Greece increased to 86% at 30 June 2006 from 78% a year ago.

C.2.3 Deposits in Other Countries

At 30 June 2006, the Group's deposits in the United Kingdom and Australia reached C£587 mn (€1,02bn) and C£118 mn (€205 mn), increasing by 7% and 12%, respectively.

C.3 Capital Base and Capital Adequacy

Table 4

Capital Adequacy Composition		
in C£ mn	**30.6.06**	31.12.05
Tier 1 Capital	761	727
- Core Tier 1 Capital	*667*	*636*
Tier 2 Capital	260	321
Total Capital	1.021	1.048
Risk-weighted Assets	7.906	7.457
Capital Adequacy Ratio	12,9%	14,1%
- Core Tier 1 Ratio	*8,4%*	*8,5%*
- Tier 1 Ratio	*9,6%*	*9,8%*
- Tier 2 Ratio	*3,3%*	*4,3%*

At the end of 1H06, the Group shareholders funds amounted to C£818 mn (€1,42 bn).

At 30 June 2006, the Group capital adequacy ratio stood at 12,9%.

D. Analysis of 1st Half 2006 Results

D.1 Net Interest Income and Net Interest Margin

Net interest income reached C£164 mn (€284 mn), recording an annual increase of 24%. The increase is primarily attributable to the significant increase in the Group's footings in Greece and Cyprus. The Group net interest margin (NIM) for 1H06 was 2,70%, compared to 2,60% for the year 2005 and 2,63% for 1H05, mainly as a result of the improvement in the NIM of the Group's operations in Greece.

The net interest margin in Cyprus was contained at 2,21% for 1H06 compared to 2,27% for the year 2005 and 2,35% for 1H05. The reduction was the result of the reduction in the Cyprus pound base rate and the increase in foreign currency deposits.

The net interest margin of the Group's Greek operations for 1H06 stood at 3,11%, increasing from 2,82% for the year 2005 and 2,72% for 1H05. This development is mainly due to the improved cost of deposits of the Group's Greek operations, as well as the increase in the loans to deposits ratio to 86% from 78% a year ago.

D.2 Net Fee and Commission Income

Total net fee and commission income for 1H06 reached C£49 mn (€85 mn), recording an annual increase of 14%, primarily as a result of increased income from the Group's operations in Cyprus and Greece.

D.3 Income from Insurance Business

The good performance of the Group's insurance operations continued in 1H06. Income from insurance business recorded a 12% annual increase, reaching C£13 mn (€23 mn). Income from insurance business contributed 8% of Group profit before tax and reached C£8 mn (€14 mn), recording an increase of 18%.

The increase of insurance operations was significant, with an increase in new business premiums of 19% in life insurance and 11% in general insurance.

D.4 Net Gains on Sale and Change in Fair Value of Financial Instruments

During 1H06, the Group recorded C£19 mn (€32 mn) net gains on sale and change in fair value of financial instruments. This profit comprises C£14 mn (€23 mn) profit from the change in fair value of derivatives and C£5 mn (€9 mn) profit from disposal of shares and bonds.

D.5 Expenses

The Group's cost containment programme had a positive impact on the Group results. Total expenses for 1H06 amounted to C£120 mn (€209 mn), with the annual rate of increase being contained to 3% compared to the rate of increase in deposits and loans which was 15% and 19%, respectively. As a result of the cost containment, as well as the increased level of income (including the profit on sale and change in fair value of financial instruments), the cost to income ratio of the Group improved to 47,1% for 1H06, compared to 59,1% for 1H05.

Staff costs amounted to C£75 mn (€130 mn), recoding an annual increase of 1%, mainly due to the 4% reduction of the cost relating to the Group's Cyprus operations. The decrease was attributed to the reduction in staff numbers in Cyprus by 47 employees since 30 June 2005 and the relatively lower contributions to the staff pension plan, as a result of the notable reduction in the deficit of the plan. Staff costs relating to the Group's Greek operations increased by 16%, as a result of the increase in staff numbers by 7% (to 2.503 employees at 30 June 2006 from 2.349 employees one year ago) to respond to the increased volume of business (23% increase in loans) and to support the fifteen new branches opened in the intervening period.

The other (non-staff) operating expenses of the Group recorded an annual increase of 7% and amounted to C£45 mn (€79 mn).

The cost to income ratio of the Group's Cyprus operations improved to 44,6% for 1H06 compared to 60,5% for 1H05. The ratio for the Group's Greek operations stands at the satisfactory level of 49,0% (1H05: 56,1%), especially considering the relatively low maturity level of the branch network.

The Group's expenses in the other countries it operates increased by 1%.

D.6 Provisions for Bad and Doubtful Debts

The provision charge for 1H06 was C£34 mn (€59 mn). The provision charge represents 0,8% (2005: 1,2%) of total Group loans.

The Income and expense analysis as well as the Analysis of results and other financial information by geographic sector is presented in the tables below:

Table 5

Income and Expense Analysis						
in C£ mn	**±%**	**1H06**	**1H05**	**±%**	**2nd Q06**	**1st Q06**
Net interest income	+24%	164	132	+9%	85	78
Net fee and commission income	+14%	49	43	+6%	26	24
Foreign exchange income	+35%	8	6	+27%	5	4
Net gains on sale and change in fair value of financial instruments		19	(0)	+21%	10	8
Income from insurance business	+12%	13	12	-16%	6	7
Other income	-38%	2	4	-32%	1	1
Total income	**+30%**	**255**	**197**	**+8%**	**133**	**122**
Staff costs	1%	(75)	(74)	-4%	(37)	(38)
Other operating expenses	7%	(45)	(42)	+7%	(23)	(22)
Total expenses	**3%**	**(120)**	**(116)**	**0%**	**(60)**	**(60)**
Profit before provisions	**68%**	**135**	**81**	**+16%**	**73**	**62**
Provisions for bad and doubtful debts	-20%	(34)	(42)	-13%	(16)	(18)
Profit before tax	**164%**	**101**	**38**	**+28%**	**57**	**44**
Tax	131%	(16)	(7)	+28%	(9)	(7)
Profit after tax	**172%**	**85**	**31**	**+28%**	**48**	**37**
Net interest margin (NIM)	+7 b.p.*	2,70%	2,63%	+15 b.p.*	2,79%	2,64%

* b.p. = basis points, 100 b.p. = 1 percentage point (1%)

Table 6

Analysis of Results and Other Financial Information by Geographic Sector									
in C£ mn	Cyprus			Greece			Other countries		
	±%	1H06	1H05	±%	1H06	1H05	±%	1H06	1H05
Net interest income	+28%	89	70	+24%	65	52	-7%	9	10
Net fee and commission income	+16%	34	28	+10%	13	12	+9%	3	3
Foreign exchange income	+49%	7	5	-15%	1	1	-16%	0	0
Net gains on sale and change in fair value of financial instruments	808%	17	2	-175%	2	-2	+753%	0	0
Income from insurance business	+8%	12	11	61%	1	1	-	-	-
Other income	-23%	2	3	-60%	0	0	-95%	0	0
Total income	**+35%**	**161**	**119**	**+27%**	**82**	**64**	**-9%**	**12**	**13**
Staff costs	-4%	(49)	(51)	+16%	(21)	(18)	+1%	(5)	(5)
Other operating expenses	+8%	(23)	(21)	+6%	(19)	(18)	+3%	(3)	(3)
Total expenses	**-%**	**(72)**	**(72)**	**+11%**	**(40)**	**(36)**	**+1%**	**(8)**	**(8)**
Profit before provisions	**+90%**	**89**	**47**	**+47%**	**42**	**28**	**-24%**	**4**	**5**
Contribution		*66%*	*58%*		*31%*	*35%*		*3%*	*7%*
Provisions for bad and doubtful debts	-45%	(15)	(27)	+27%	(18)	(14)	-17%	(1)	(1)
Profit before tax	**+276%**	**74**	**20**	**+68%**	**24**	**14**	**-25%**	**3**	**4**
Contribution		*74%*	*52%*		*23%*	*36%*		*3%*	*12%*
Tax	+266%	(8)	(3)	+89%	(7)	(4)	-39%	(1)	(0)
Profit after tax	**+277%**	**66**	**17**	**+60%**	**17**	**10**	**-21%**	**2**	**4**
Contribution		*78%*	*56%*		*19%*	*33%*		*3%*	*11%*
Number of staff	-1%	3.293	3.340	+7%	2.503	2.349	0%	304	304
Net interest margin (NIM)	-14 b.p.	2,21%	2,35%	+39 b.p.	3,11%	2,72%	-23 b.p.	2,00%	2,23%
Cost/Income ratio	-15,9 p.p.	44,6%	60,5%	-7,1 p.p.	49,0%	56,1%	+6,5 p.p.	67,2%	60,7%
Return on equity (ROE)	+23,2 pp.	33,8%	10,6%	+3,7 p.p.	13,0%	9,3%	-4,3 p.p.	11,2%	15,5%

Notes:

1. All analyses by geographic sector are shown following restatements in the capital of each sector to bring it in line with the capital required by the capital adequacy regulations.

2. The conversions from Cyprus Pounds (C£) to Euro (€) were made using the exchange rate at 30 June 2006 of €1=C£0,5750.

3. According to the provisions of the regulations of the Cyprus Stock Exchange the Condensed Interim Consolidated Income Statement for the six months ended 30 June 2006 will be published. The Group's Condensed Consolidated Financial Statements for the six months ended 30 June 2006 will not be sent to shareholders, but will be available to the public, free of charge, at the Bank of Cyprus Public Company Ltd Registered Office and on the Group's website, as follows:
   - Registered Office: 51 Stassinos Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus Telephone: +357 22 842128, Fax: +357 22 378422
   - Website: www.bankofcyprus.com (Inv. Relations/Financial Information)

Bank of Cyprus Group

Announcement

RESIGNATION OF BOARD MEMBER

Nicosia, 27 July 2006

Bank of Cyprus Public Company Ltd announces that Mr Demetris Z. Pierides has today resigned from his position as member of the Board of Directors.

Το Συγκρότημα Τράπεζας Κύπρου ιδρύθηκε το 1899 και είναι σήμερα ο ηγετικός χρηματοοικονομικός οργανισμός στην Κύπρο. Το 1991 ίδρυσε το πρώτο του τραπεζικό κατάστημα στην Ελλάδα και από το 1999 ξεκίνησε τη δυναμική του επέκταση στην Ελληνική επικράτεια. Το Συγκρότημα έχει εδραιώσει την παρουσία του στο Ηνωμένο Βασίλειο και το 2001 λειτούργησε πλήρως εξαρτημένη τράπεζα στην Αυστραλία. Το Συγκρότημα προσφέρει ένα ευρύ φάσμα χρηματοοικονομικών προϊόντων και υπηρεσιών που περιλαμβάνει τραπεζικές υπηρεσίες, χρηματοδοτήσεις, φάκτοριγκ, χρηματοεπενδυτικές υπηρεσίες, διαχείριση αμοιβαίων κεφαλαίων, και ασφάλειες γενικού κλάδου και ζωής. Η Τράπεζα Κύπρου λειτουργεί μέσω 279 καταστημάτων, από τα οποία 147 λειτουργούν στην Κύπρο, 115 στην Ελλάδα, έξι στο Ηνωμένο Βασίλειο, δέκα στην Αυστραλία και ένα στα Channel Islands. Επιπλέον, η Τράπεζα λειτουργεί καταστήματα αντιπροσωπείας στις Η.Π.Α., Καναδά, Νότια Αφρική, Ρωσία και Ρουμανία. Το Συγκρότημα εργοδοτεί 6.100 άτομα διεθνώς.

Στις 30 Ιουνίου 2006, το Σύνολο Ενεργητικού του Συγκροτήματος ανερχόταν σε £13,22 δισ. (€23,00 δισ.) και τα Ίδια Κεφάλαιά του σε £818 εκατ. (€1,42 δισ.). Οι μετοχές της Τράπεζας Κύπρου είναι εισηγμένες στο Χρηματιστήριο Αξιών Κύπρου και στο Χρηματιστήριο Αθηνών. Περαιτέρω πληροφορίες μπορείτε να βρείτε στην ιστοσελίδα του Συγκροτήματος www.bankofcyprus.com.

Bank of Cyprus Group

Announcement

RESIGNATION OF BOARD MEMBER

Nicosia, 28 July 2006

Bank of Cyprus Public Company Ltd announces that Mr George David has today resigned from his position as member of the Board of Directors.

Financial Results

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2006

Bank of Cyprus Group

Interim Condensed Consolidated Financial Statements

for the six months ended 30 June 2006

Contents	Page
Interim Condensed Consolidated Income Statement for the six months ended 30 June 2006	1
Interim Condensed Consolidated Income Statement for the three months from 1 April to 30 June 2006	2
Interim Condensed Consolidated Balance Sheet	3
Interim Condensed Consolidated Statement of Changes in Equity	4
Interim Condensed Consolidated Cash Flow Statement	6
Notes to the Interim Condensed Consolidated Financial Statements	7
Report on Review of Interim Condensed Consolidated Financial Statements	18

Bank of Cyprus Group
Interim Condensed Consolidated Income Statement

for the six months ended 30 June 2006

	Notes	*Six months ended 30 June*		*Year ended 31 Dec.*
		2006	*2005*	*2005*
		C£000	*C£000*	*C£000*
Turnover	4	**443.188**	379.152	797.255
Net interest income		**163.586**	132.295	279.766
Net fee and commission income		**49.156**	43.062	89.704
Foreign exchange income		**8.676**	6.430	14.493
Net gains/(losses) on sale and change in fair value of financial instruments		**18.584**	(145)	6.022
Income from insurance business		**13.063**	11.717	23.375
Other income	5	**2.339**	3.773	5.882
		255.404	197.132	419.242
Staff costs		**(74.969)**	(73.962)	(151.331)
Other operating expenses	6	**(45.296)**	(42.520)	(86.266)
Profit before provisions		**135.139**	80.650	181.645
Provisions for bad and doubtful debts		**(33.897)**	(42.320)	(91.087)
Profit before tax		**101.242**	38.330	90.558
Tax		**(16.222)**	(7.019)	(18.141)
Profit after tax		**85.020**	31.311	72.417
Basic earnings per share (cent)	7	**15,6**	6,3	14,4
Diluted earnings per share (cent)	7	**15,6**	6,3	14,4

Bank of Cyprus Group
Interim Condensed Consolidated Income Statement

for the three months from 1 April to 30 June 2006

		Three months ended 30 June	
		2006	*2005*
	Notes	***C£000***	*C£000*
Turnover		**227.092**	192.913
Net interest income		**85.205**	66.438
Net fee and commission income		**25.321**	22.511
Foreign exchange income		**4.847**	3.316
Net gains/(losses) on sale and change in fair value of financial instruments		**10.192**	(297)
Income from insurance business		**5.973**	5.803
Other income	5	**1.332**	1.041
		132.870	98.812
Staff costs		**(36.802)**	(36.051)
Other operating expenses	6	**(23.419)**	(21.562)
Profit before provisions		**72.649**	41.199
Provisions for bad and doubtful debts		**(15.756)**	(22.389)
Profit before tax		**56.893**	18.810
Tax		**(9.094)**	(3.545)
Profit after tax		**47.799**	15.265
Basic earnings per share (cent)		**8,7**	3,1
Diluted earnings per share (cent)		**8,7**	3,1

Bank of Cyprus Group
Interim Condensed Consolidated Balance Sheet

as at 30 June 2006

	Notes	30 June 2006 C£000	31 Dec. 2005 C£000
Assets			
Cash and balances with central banks		**596.551**	611.681
Placements with banks		**2.235.836**	2.578.300
Investments at fair value through profit or loss		**169.190**	89.331
Loans and other advances to customers	8	**7.640.946**	6.984.211
Investments available-for-sale and held-to-maturity		**1.953.548**	1.945.261
Property and equipment	9	**156.588**	159.664
Intangible assets	9	**10.334**	10.927
Other assets	10	**205.213**	191.008
		12.968.206	12.570.383
Life assurance business net assets attributable to policyholders		**255.032**	231.806
Total assets		**13.223.238**	12.802.189
Liabilities			
Amounts due to banks		**356.395**	177.749
Customer deposits and other accounts		**10.673.406**	10.724.485
Debt securities in issue	11	**560.439**	318.216
Other liabilities	12	**240.812**	223.701
		11.831.052	11.444.151
Life assurance business liabilities to policyholders		**255.032**	231.806
Subordinated loan stock	13	**318.679**	364.581
Equity			
Share capital	14	**274.767**	272.658
Reserves		**543.708**	488.993
		818.475	761.651
Total liabilities and equity		**13.223.238**	12.802.189
Contingent liabilities and commitments			
Contingent liabilities		**803.346**	770.809
Commitments		**1.325.268**	1.389.717

V. G. Rologis	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer – Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

Bank of Cyprus Group

Interim Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 June 2006

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserves *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2006	272.658	311.399	95.919	(2.898)	84.573	761.651
Gains from change in fair value of available-for-sale investments	-	-	917	-	-	917
Losses from change in fair value of financial instruments designated as cash flow hedges	-	-	(1.083)	-	-	(1.083)
Deferred tax	-	-	959	-	-	959
Exchange adjustments	-	-	-	38	-	38
Increase in value of life assurance policies in force	-	-	1.867	-	(1.867)	-
Transfer of realised profits on disposal of property	-	-	(21)	-	21	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(5.349)	-	-	(5.349)
Profit/(loss) recognised directly in equity	-	-	(2.710)	38	(1.846)	(4.518)
Profit after tax for the period	-	-	-	-	85.020	85.020
Total profit/(loss) for the period	-	-	(2.710)	38	83.174	80.502
Dividend paid (Note 15)	-	-	-	-	(38.211)	(38.211)
Dividend reinvestment	1.695	10.140	-	-	-	11.835
Exercise of share options	414	2.284	-	-	-	2.698
At 30 June 2006	274.767	323.823	93.209	(2.860)	129.536	818.475

Bank of Cyprus Group

Interim Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 June 2005

	Share capital *C£000*	Share premium *C£000*	Revaluation reserves and other reserves *C£000*	Exchange adjustments reserve *C£000*	Retained earnings *C£000*	Total equity *C£000*
At 1 January 2005	232.385	238.955	56.918	(2.828)	33.683	559.113
Gains from change in fair value of available-for-sale investments	-	-	14.793	-	-	14.793
Transfer to the income statement on termination of cash flow hedges	-	-	4.043	-	-	4.043
Deferred tax	-	-	1.207	-	-	1.207
Exchange adjustments	-	-	-	(6)	-	(6)
Increase in value of life assurance policies in force	-	-	800	-	(800)	-
Transfer of realised profits on disposal of property	-	-	(89)	-	89	-
Transfer to the income statement on redemption/sale of available-for-sale investments	-	-	(3.958)	-	-	(3.958)
Profit/(loss) recognised directly in equity	-	-	16.796	(6)	(711)	16.079
Profit after tax for the period	-	-	-	-	31.311	31.311
Total profit/(loss) for the period	-	-	16.796	(6)	30.600	47.390
Dividend paid (Note 15)	-	-	-	-	(18.591)	(18.591)
Dividend reinvestment	1.321	2.907	-	-	-	4.228
At 30 June 2005	233.706	241.862	73.714	(2.834)	45.692	592.140

Bank of Cyprus Group
Interim Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2006

		Six months ended 30 June	
		2006	**2005**
	Notes	**C£000**	**C£000**
Net cash flow from operating activities			
Profit before tax		**101.242**	38.330
Provisions for bad and doubtful debts		**33.897**	42.320
Depreciation of property and equipment and amortisation of intangible assets and discounts/premiums		**11.223**	8.629
Income from investments and disposal of property, equipment and intangible assets less interest on subordinated loan stock		**(30.300)**	(36.639)
		116.062	52.640
Net increase in loans and other advances to customers and other accounts		**(643.967)**	(469.072)
Net increase in customer deposits and other accounts		**385.057**	1.083.690
		(142.848)	667.258
Tax paid		**(12.572)**	(12.562)
Net cash flow (used in)/from operating activities		**(155.420)**	654.696
Net cash flow from investing activities		**20.530**	916
Net cash flow used in financing activities		**(71.649)**	(21.975)
Net (decrease)/increase in cash and cash equivalents for the six months		**(206.539)**	633.637
Cash and cash equivalents			
At 1 January		**2.780.103**	1.601.133
Exchange adjustments		**38**	(6)
Net (decrease)/increase in cash and cash equivalents for the six months		**(206.539)**	633.637
At 30 June	16	**2.573.602**	2.234.764

1. Corporate information

The Interim Condensed Consolidated Financial Statements include the financial statements of Bank of Cyprus Public Company Ltd (the 'Company') and all its subsidiaries, which together are referred to as the 'Group', and were authorised for issue by a resolution of the Board of Directors on 27 July 2006.

Bank of Cyprus Public Company Ltd is the holding company of the Bank of Cyprus Group. The principal activities of the Company and its subsidiary companies during the period continued to be the provision of banking and financial services, insurance business and property and hotel business.

The Company was incorporated as a limited liability company in 1930 and is considered a public company under the Cyprus Stock Exchange Laws and Regulations and the Income Tax Law of Cyprus.

2. Basis of preparation

The Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) (IAS 34 Interim Financial Reporting).

All IFRSs issued by the IASB and effective at the time of preparing these Interim Condensed Consolidated Financial Statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of certain provisions of IAS 39 'Financial Instruments': recognition and measurement, relating to portfolio hedge accounting. Since the Group is not affected by these provisions, these Interim Condensed Consolidated Financial Statements comply with both the IFRSs as adopted by the EU and the IFRSs as issued by the IASB.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required for the annual financial statements and should be read in conjunction with the audited Consolidated Financial Statements for the year ended 31 December 2005.

The Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2006 have not been audited by the Group's external auditors. The Group's external auditors have conducted a review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

The Interim Condensed Consolidated Financial Statements are presented in Cyprus pounds (C£).

3. Significant accounting policies

The accounting policies that have been followed for the preparation of the Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2006 are consistent with those followed for the preparation of the financial statements for year 2005, except for the adoption by the Group of the new and amended IFRSs as of 1 January 2006, as stated below. It is noted that as of 1 January 2006, the Group has adopted the stricter regulations issued by the Central Bank of Cyprus regarding suspension of income. According to the new regulations, income is suspended on all loans and advances that are more than three months in arrear (six months until 31 December 2005) and are not fully secured. Income is suspended on all the loans and advances of customers who have a specific facility to which the aforementioned criteria apply.

Adoption of new and amended IFRSs
As of 1 January 2006, the following new and amended IFRSs came into force.

IAS 19 (amended): Employee benefits
This amendment introduces the option of an alternative recognition approach for actuarial gains and losses on defined benefit plans. The Group has not changed its accounting policy regarding the recognition of actuarial gains and losses. Adoption of this amendment will affect the format and extent of disclosures presented in the Group's annual financial statements.

3. Significant accounting policies *(continued)*

Adoption of new and amended IFRSs *(continued)*
IAS 39 (amended): Cash flow hedge accounting of forecast intra-group transactions
The amendment allows the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and (b) the foreign currency risk will affect the consolidated income statement. The Group does not currently have any intra-group transactions that could qualify as hedged items in the consolidated financial statements.

IAS 39 and IFRS 4 (amended): Financial guarantee contracts
This amendment requires issued financial guarantees (other than those previously asserted by the Group to be insurance contracts) to be initially recognised at their fair value and subsequently measured at the higher of: (a) the unamortised balance of the related fees received and deferred and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of the amendment did not have a material effect on the results and financial statements of the Group.

IFRS 1 (amended): First-time adoption of International Financial Reporting Standards and IFRS 6 (amended): Exploration for and evaluation of mineral recourses
The amendments are not relevant to the activities of the Group.

IFRIC Interpretation 4: Determining whether an arrangement contains a lease
The Interpretation specifies criteria for the determination of whether an agreement is or contains a lease and specifies the circumstances under which agreements that do not have the legal nature of a lease should be recognised according to IAS 17 'Leases'. The adoption of the Interpretation did not have a material effect on the financial statements of the Group.

IFRIC Interpretation 5: Right to interest arising from decommissioning, restoration and environmental rehabilitation funds and IFRIC Interpretation 6: Liabilities arising form participating in a specific market - waste electrical and electronic equipment
The Interpretations are not relevant to the activities of the Group.

IAS 21 (amended): The effects of changes in foreign exchange rates - net investment in a foreign operation
This amendment mainly requires exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation to be recognised initially in equity irrespective of the currency of the monetary item. The amendment does not have an effect on the financial statements of the Group.

4. Segmental analysis

The Group has three principal business segments: (a) banking and financial services, (b) life and general insurance business and (c) property and hotel business.

The Group's business is mainly conducted in three geographic segments: (a) Cyprus, (b) Greece and (c) other countries, primarily the United Kingdom and Australia.

4. Segmental analysis *(continued)*

The primary reporting format is by business segment.

	Banking and financial services		Insurance business		Property and hotel business		Total	
	Six months ended 30 June		*Six months ended 30 June*		*Six months ended 30 June*		*Six months ended 30 June*	
	2006 C£000	*2005 C£000*	***2006 C£000***	*2005 C£000*	***2006 C£000***	*2005 C£000*	***2006 C£000***	*2005 C£000*
Turnover	**403.647**	342.417	**36.406**	33.318	**3.135**	3.417	**443.188**	379.152
Profit before tax	**92.002**	29.688	**8.173**	6.899	**1.067**	1.743	**101.242**	38.330

5. Other income

Other income for the six months ended 30 June 2006 includes dividend income of C£101 thousand (corresponding period of 2005: C£113 thousand) and for the three months ended 30 June 2006 of C£84 thousand (corresponding period of 2005: C£51 thousand).

6. Other operating expenses

Other operating expenses for the six months ended 30 June 2006 include depreciation of property and equipment and amortisation of intangible assets of C£9.319 thousand (corresponding period of 2005: C£9.881 thousand) and for the three months ended 30 June 2006 of C£4.598 thousand (corresponding period of 2005: C£4.917 thousand).

7. Earnings per share

	Six months ended 30 June	
	2006	*2005*
Profit after tax (C£ thousand)	**85.020**	31.311
Weighted average number of shares in issue during the period for basic earnings per share (thousand)	**546.070**	499.009
Weighted average number of shares, adjusted for the exercise of share options for diluted earnings per share (thousand)	**546.347**	499.009
Basic earnings per share (cent)	**15,6**	6,3
Diluted earnings per share (cent)	**15,6**	6,3

7. Earnings per share *(continued)*

The Group has issued Share Options to its employees, which are potentially dilutive ordinary shares. The diluted earnings per share are calculated after adjusting the weighted average number of shares in issue during the period, under the assumption that all potentially dilutive ordinary shares are converted into shares.

The weighted average number of shares for the six months ended 30 June 2005 has been adjusted to reflect the bonus element of the rights issue of shares in December 2005 and also under the Dividend Reinvestment Plan, resulting from the dividend payment for the year 2005, in June 2006.

8. Loans and other advances to customers

	30 June 2006	*31 Dec. 2005*
	C£000	*C£000*
Loans and other advances to customers	**8.094.594**	7.398.021
Provisions for bad and doubtful debts	**(453.648)**	(413.810)
	7.640.946	6.984.211

Provisions for bad and doubtful debts and suspended income

	Provisions	Suspended income	**Total**
	C£000	*C£000*	***C£000***
At 1 January 2006	292.478	121.332	**413.810**
Exchange adjustments	164	(92)	**72**
Applied in writing off advances	(9.626)	(2.188)	**(11.814)**
Suspended income less collections	-	15.043	**15.043**
Collections of loans previously written off	2.640	-	**2.640**
Charge for the period	33.897	-	**33.897**
At 30 June 2006	319.553	134.095	**453.648**

9. Capital expenditure

The total capital expenditure of the Group for the period 1 January 2006 to 30 June 2006 was C£6.064 thousand (corresponding period of 2005: C£7.457 thousand).

10. Other assets

Other assets at 30 June 2006 include the positive fair value of derivative financial instruments of C£24.835 thousand (31 December 2005: C£8.229 thousand).

11. Debt securities in issue

	Interest rate:	***30 June 2006***	*31 Dec. 2005*
		C£000	*C£000*
Senior Debt in Euro (€300 million) 2006/2009	Three-month Euribor plus 0,33%	**172.314**	-
Senior Debt in Euro (€300 million) 2005/2008	Three-month Euribor plus 0,30%	**171.692**	170.038
Senior Debt in Euro (€250 million) 2003/2006	Three-month Euribor plus 0,35%	**140.267**	143.302
Senior Debt in Euro (€5 million) 2003/2006	Three-month Euribor plus 0,40%	**2.875**	2.867
Senior Debt in Euro (€3 million) 2003/2008	Three-month Euribor plus 0,45%	**1.725**	1.721
		488.873	317.928
Euro Commercial Paper			
in Euro	-	**60.744**	-
in British pounds	-	**8.283**	-
in U.S.Dollars	-	**2.251**	-
		71.278	-
Interest-free loan from the European Development Bank	-	**288**	288
		560.439	318.216

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2005: €1.500 million). Under this Programme the Company issued on 29 June 2006 Senior Debt of €300 million which has a three year term, bears a floating rate of interest set at three-month Euribor plus 0,33% and was issued at the price of €99,942.

On 30 June 2006, the amount of Senior Debt (€250 million) 2003/2006 and the amount of Senior Debt (€300 million) 2005/2008 outstanding was €244 million and €299 million respectively (31 December 2005: €250 million and €297 million respectively) as €6 million and €1 million of Debt respectively was held by the Company for trading purposes (31 December 2005: nil and €3 million respectively).

The Senior Debt (€300 million) 2006/2009, €300 million 2005/2008, €250 million 2003/2006 and €5 million 2003/2006 are listed on the Luxembourg Stock Exchange.

In April 2006 the Company established a Euro Commercial Paper (ECP) Programme with an aggregate nominal amount up to €500 million. According to the terms of the Programme the Commercial Paper is issued in various currencies, at a discount and pays no interest. Each issue has a maturity period upto 364 days and the Commercial Paper will not be listed on any stock exchange. Under this Programme the Company proceeded with seven issues amounting to €124 million (C£71.278 thousand).

12. Other liabilities

Other liabilities at 30 June 2006 include the negative fair value of derivative financial instruments of C£8.957 thousand (31 December 2005: C£12.608 thousand) and provisions for pending litigation or claims of C£2.025 thousand (31 December 2005: C£2.025 thousand).

13. Subordinated loan stock

	30 June 2006	*31 Dec. 2005*
	C£000	*C£000*
Subordinated Bonds 2006/2011 in Euro (€275 million)	**-**	157.625
Subordinated Bonds 2008/2013 in Euro (€200 million)	**113.824**	114.422
Capital Securities Series A (C£65 million)	**64.311**	62.781
Capital Securities Series B (C£30 million)	**29.883**	29.753
Subordinated Bonds 2011/2016 in Euro (€200 million)	**110.661**	-
	318.679	364.581

The above have been issued by the Company, are not secured and the rights and claims of loan stockholders are subordinated to the claims of depositors and other creditors of the Company, but have priority over the shareholders of the Company.

The Subordinated Bonds 2006/2011 had a floating rate of interest and maturity in June 2011 and were issued in Euro (€275 million) in June 2001. The Company had the option to redeem the bonds in whole on or after 20 June 2006. The Company redeemed the bonds on 20 June 2006. The interest rate of the bonds was the three-month Euribor plus 1,20% until June 2006 and plus 2,40% thereafter. The bonds were listed on the Luxembourg Stock Exchange.

The Company maintains a Euro Medium Term Note (EMTN) Programme with an aggregate nominal amount up to €1.500 million (31 December 2005: €1.500 million). Under this Programme, the Company issued in October 2003, €200 million floating rate bonds 2008/2013 in Euro maturing in October 2013. The Company has the option to redeem the bonds during or after October 2008. The interest rate of the bonds is the three-month Euribor plus 1,00% until October 2008 and plus 2,20% thereafter. The issue price of the bonds was 99,766%. The bonds are listed on the Luxembourg Stock Exchange.

On 30 June 2006 the bonds (€200 million) 2008/2013 outstanding amounted to €198.350 thousand (31 December 2005: €200 million) as €1.650 thousand (31 December 2005: nil) bonds were held by the Company for trading purposes.

Capital Securities Series A amounting to C£65 million and Series B amounting to C£30 million were issued in Cyprus pounds in February 2003 and March 2004 respectively, and were offered in Cyprus. The Capital Securities rank as Tier 1 capital and have no maturity date. They may, however, be redeemed in whole at the option of the Company, subject to the prior consent of the Central Bank of Cyprus, at their nominal amount together with any outstanding interest payments, five years after their issue date or on any interest payment date thereafter. The Capital Securities bear floating interest rate, which is revised every three months. The interest rate is equal to the base rate of the Company at the beginning of each three-month period plus 1,00%. Interest is payable quarterly. The Capital Securities are listed on the Cyprus Stock Exchange.

On 30 June 2006 the Capital Securities Series A and Series B outstanding amounted to C£64.311 thousand and C£29.883 thousand respectively (31 December 2005: C£62.781 thousand and C£29.753 thousand respectively) as C£689 thousand of Capital Securities Series A and C£117 thousand of Capital Securities Series B (31 December 2005: C£2.219 thousand and C£247 thousand respectively) were held by the Company for trading purposes.

13. Subordinated loan stock (continued)

Under the EMTN Programme, the Company issued on 4 May 2006 €200 million floating rate Subordinated Bonds 2011/2016 in Euro maturing in May 2016. The Company has the option to redeem them in whole during or after May 2011. The interest rate of the bonds is the three-month Euribor plus 0,60% until May 2011 and plus 1,60% thereafter. The issue price of the bonds was 99,861%. The bonds are listed on the Luxembourg Stock Exchange.

On 30 June 2006 the bonds (€200.000 thousand) 2011/2016 outstanding amounted to €193.000 thousand as €7.000 thousand were held by the Company for trading purposes.

14. Share capital

	30 June 2006		*31 Dec. 2005*	
	Shares (thousand)	***C£000***	*Shares (thousand)*	*C£000*
Authorised				
Shares of 50 cent each	**600.000**	**300.000**	600.000	300.000
Issued and fully paid				
At 1 January	**545.316**	**272.658**	464.771	232.385
Issue of shares	**-**	**-**	77.902	38.951
Dividend reinvestment	**3.391**	**1.695**	2.643	1.322
Exercise of share options	**828**	**414**	-	-
At 30 June 2006/31 December 2005	**549.535**	**274.767**	545.316	272.658

In December 2005 the Company increased its share capital by 77.902 thousand shares paid in cash, through a rights issue at the price of C£1,40 per share. The total capital raised amounted to C£109.063 thousand, of which C£38.951 thousand represents share capital and the remaining C£70.112 thousand represents share premium.

The Company has established a Dividend Reinvestment Plan under which all shareholders have the opportunity to reinvest all or part of their dividend in shares of the Company at a 10% discount on the market value. The share price under the Dividend Reinvestment Plan for the dividend paid on 27 June 2006 was set at C£3,49 per share. As a result of the dividend reinvestment, the Company's share capital and share premium increased by C£1.695 thousand, 3.391.194 shares (2005: C£1.322 thousand, 2.642.800 shares) and C£10.140 thousand (2005: C£2.907 thousand) respectively.

The Company has granted Share Options to all Group employees who were in service on 31 December 2000. The total number of Share Options granted was 3.216.700 and they give the holder the right to buy one share of the Company at the price of C£3,26 per share (as adjusted after the share issue in December 2005). The Share Options can be exercised by their holders from 31 January 2004 to 31 December 2007. During the six months ended 30 June 2006, 827.506 Share Options (2005: nil) were exercised. On 30 June 2006, 2.073.644 Options remain unexercised by their holders whilst 315.550 Options have been cancelled as a result of the retirement of their holders. As a result of the exercise of the Options, the Company's share capital and share premium increased by C£414 thousand (827.506 shares) and C£2.284 thousand respectively.

15. Dividend

At the Annual General Meeting held on 30 May 2006 the payment of a dividend of 7 cent per share was approved. The total dividend amounted to C£38.211 thousand and was paid on 27 June 2006.

During 2005, dividend amounting to C£18.591 thousand (4 cent per share) was paid.

16. Cash and cash equivalents

	30 June 2006	*30 June. 2005*
	C£000	*C£000*
Cash and non obligatory balances with central banks	**431.532**	130.275
Placements with banks repayable within three months	**2.142.070**	2.104.489
	2.573.602	2.234.764

17. Staff numbers

The number of persons employed by the Group as at 30 June 2006 was 6.100 (31 December 2005: 6.065).

18. Group companies

The Interim Condensed Consolidated Financial Statements of the Group at 30 June 2006 include the following companies, by country of incorporation:

Cyprus: Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd.

Greece: Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd).

United Kingdom: Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd) and Old Company (BCL) Ltd.
Channel Islands: Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd.
Australia: Bank of Cyprus Australia Pty Ltd.
Ireland: BOC International Fund Management Ltd.

18. Group companies *(continued)*

All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity.

During 2005, the Group decided the termination of the activities of the subsidiary company BOC International Funds Management Ltd, in the context of its restructuring process aiming to achieve synergies, and has started the dissolution process.

On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries.

There was no other change in the companies that were consolidated or in the method of consolidation compared to 30 June and 31 December 2005.

19. Related party transactions

Loans and other advances, contingent liabilities, commitments and deposits with members of the Board of Directors of the Company, key management personnel and their connected persons
On 30 June 2006 there were loans and other advances to members of the Board of Directors of the Company, key management personnel and their connected persons amounting to C£84.976 thousand (31 December 2005: C£90.841 thousand). Additionally, there were contingent liabilities in the form of documentary credits, guarantees and commitments to lend amounting to C£45.881 thousand (31 December 2005: C£41.321 thousand). The tangible security for the above, amounted to C£120.689 thousand (31 December 2005: C£105.451 thousand). Deposits of related parties on 30 June 2006 amounted to C£11.826 thousand (31 December 2005: C£10.228 thousand). Interest income and expense from related parties for the six months ended 30 June 2006 amounted to C£2.489 thousand και C£126 thousand respectively.

For the six months ended 30 June 2006, a provision for bad and doubtful debts of C£1.518 thousand has been made which represents the facilities as at 30 June 2006 extended to Mr. D. Z. Pierides, who is a member of the Board of Directors of the Company, and his connected persons. Pursuant to an agreement, the Group is in the process of enhancing the securities covering these facilities.

Connected persons include spouses, minor children and entities in which directors or key management personnel hold, directly or indirectly, at least 20% of the voting shares.

All transactions with members of the Board of Directors and with their connected persons are made on normal business terms. A number of credit facilities have been extended to key management personnel with favourable terms, similar to those which apply to the rest of the Group's personnel.

Other transactions with related parties
Mr Andreas Artemis, Vice-Chairman of the Board of Directors of the Company, holds an indirect interest and is the Chairman of the Board of Directors of the Commercial Union Assurance (Cyprus) group which is engaged in general insurance business in Cyprus and Greece. The Commercial Union Assurance (Cyprus) group has entered into reinsurance arrangements with General Insurance of Cyprus Ltd, a subsidiary of the Company. The net reinsurance premiums which were assigned to the Commercial Union Assurance (Cyprus) group for the six months ended 30 June 2006 amounted to C£228 thousand (corresponding period of 2005: C£229 thousand).

Mrs Anna Diogenous, who is a member of the Board of Directors of the Company, holds an indirect interest in the company Pylones SA Hellas, which supplies the branch of the Company in Greece with equipment and services following tender procedures. The total purchases from this company for the six months ended 30 June 2006 amounted to C£272 thousand (corresponding period of 2005: C£366 thousand).

19. Related party transactions *(continued)*

Other transactions with related parties *(continued)*
Mr Polys G. Polyviou, who served as a member of the Board of Directors of the Company until 26 June 2006, is a partner in the Law Office Chryssafinis & Polyviou, who are the external legal advisers of the Group and also handle court cases and legal proceedings on behalf of the Group in Cyprus and abroad. The legal fees paid to the law office Chryssafinis & Polyviou by the Group for the six months ended 30 June 2006 amounted to C£219 thousand (corresponding period of 2005: C£214 thousand). The same law office is also assigned court cases and actions against Group debtors. The total amount paid to the law office of Chryssafinis & Polyviou for these cases and charged to these debtors for the six months ended 30 June 2006, was C£606 thousand (corresponding period of 2005: C£604 thousand).

Mr Costas Z. Severis, who is a member of the Board of Directors of the Company, is the main shareholder of the company D. Severis and Sons Ltd, which is the general agent of the subsidiary of the Company, General Insurance of Cyprus Ltd. The total commissions paid to the company D. Severis and Sons Ltd for the six months ended 30 June 2006 amounted to C£50 thousand (corresponding period of 2005: C£52 thousand).

20. Competitive tender offer for the purchase of 100% of the shares in Emporiki Bank of Greece S.A.

On 22 June 2006, the Company made a Public Tender Offer to all the shareholders of Emporiki Bank of Greece S.A. ('Emporiki Bank') for 100% of the shares of Emporiki Bank. The offer consideration was €6,00 in cash and 3,25 Company shares for every Emporiki Bank share. The offer was subject to the approval of the appropriate regulatory authorities and the General Meeting of the Company's shareholders.

On 21 July 2006, the Company received a negative response by the Central Bank of Cyprus to its application for approval of investing in Emporiki Bank. As a result of the Central Bank of Cyprus' decision, which is final, Bank of Cyprus' Public Tender Offer for Emporiki is no longer valid and lapses, in accordance with clause 2.14 (A) (b) of the Information Memorandum for the Public Tender Offer by the Company for the shares of Emporiki Bank, approved by the Hellenic Capital Markets Commission.

21. Other information

- There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 June 2006.

- The Group's provision for pending litigation or claims at 30 June 2006 is set out in Note 12. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position and operations.

- The legal proceedings between Mr. A. Georgiou and the Company referred to in the annual financial statements of the year 2005 will be withdrawn, following the agreement for the sale of the shares held in Universal Life Insurance Public Co. Ltd, as mentioned in note 22.

- An application for the payment by the Company of an amount up to $77.112 thousand (C£34.892 thousand) plus interest is pending before the courts of New York, relating to balances that certain customers allegedly maintain with Bank of Cyprus Public Company Ltd. This application, which relates to executing a judgement of the courts against third parties, does not create any legal obligation for the Company if no accounts exist in the names of third parties/customers. The Company, pursuant to consultation and advice from the Group's legal counsel in New York, expects that the final outcome of the above proceedings will not have a material effect on the Group's financial position.

21. Other information *(continued)*

- On 27 July 2005, the Securities and Exchange Commission of Cyprus announced that it has carried out an investigation into a possible breach by the Company of the provisions of articles 67 and 68 of the Cyprus Stock Exchange Law, with respect to the sale of shares in Greece in October 2000, and that a report on its findings will be prepared and sent to the Attorney General of the Republic of Cyprus.

22. Events after the balance sheet date

On 13 July 2006, the Group announced that it has reached an agreement to sell to Mr. Andreas Georgiou and to the Group of Photos Photiades Ltd, the shares it holds in Universal Life Insurance Public Co. Ltd ('Universal') for cash.

The total number of Universal shares held by Bank of Cyprus Public Company Ltd and its subsidiary companies amounts to 2,9 million. The corresponding consideration for these shares in accordance with the agreement amounts to C£6,1 million. The book value of the shares as at 30 June 2006 amounts to C£6,1 million (31 December 2005: C£5,8 million).

The agreement is subject to completion within six months, in order to provide the buyers with sufficient time to take the necessary actions they are required to take.

Report on review of interim condensed consolidated financial statements to the Board of Directors of Bank of Cyprus Public Company Ltd

Introduction

We have reviewed the interim condensed consolidated financial statements of Bank of Cyprus Public Company Ltd (the "Company") and its subsidiaries (the "Group") on pages 1 to 17, which comprise the interim condensed consolidated balance sheet as at 30 June 2006 and the related interim condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended and explanatory notes. We have not reviewed the interim condensed consolidated statement of income for the three-month period from 1 April to 30 June 2006 which is included in these interim condensed consolidated financial statements. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as issued by the International Accounting Standards Board and adopted by the European Union ("IAS 34 Interim Financial Reporting"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting.

Ernst & Young

Nicosia
27 July 2006

FINANCIAL DATA AND INFORMATION FOR THE PERIOD ENDED 30 JUNE 2006 (expressed in Euro)

The financial information presented below is aiming to provide a general awareness about the financial position and financial results of the Bank of Cyprus Group (the "Group") and the holding company Bank of Cyprus Public Company Ltd (the "Company"). We therefore recommend that, before making any investment decision or other transaction with the Group, readers should visit the Group's website (www.bankofcyprus.com - Investor Relations/Financial Information) where the Interim Condensed Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards are available, together with the auditor's Review Report when required and the detailed explanatory statement of results. These documents are also available at the Registered Office of the Company (51 Stassinou Street, Ayia Paraskevi, Strovolos, P.O. Box 24884, 1398 Nicosia, Cyprus, Telephone: +357 22 842128, Fax: +357 22 378422).

BANK OF CYPRUS GROUP

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six months and the three months ended 30 June 2006

	Notes	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000	Three months ended 30 June 2006 €000	Three months ended 30 June 2005 €000
Turnover		770.781	659.395	394.941	335.501
Net interest income		284.498	230.079	148.182	115.545
Net fee and commission income		85.488	74.889	44.037	39.148
Foreign exchange income		15.089	11.183	8.430	5.767
Net gains/(losses) on sale and change in fair value of financial instruments		32.320	(252)	17.725	(516)
Income from insurance business		22.718	20.377	10.388	10.092
Other income	2	4.068	6.562	2.317	1.811
		444.181	342.838	231.079	171.847
Staff costs		(130.381)	(128.629)	(64.004)	(62.697)
Other operating expenses	3	(78.776)	(73.949)	(40.728)	(37.500)
Profit before provisions		235.024	140.260	126.347	71.650
Provisions for bad and doubtful debts		(58.951)	(73.600)	(27.402)	(38.937)
Profit before tax		176.073	66.660	98.945	32.713
Tax		(28.212)	(12.206)	(15.817)	(6.165)
Profit after tax		147.861	54.454	83.128	26.548
Basic earnings per share (cent)		27,1	10,9	15,2	5,3
Diluted earnings per share (cent)		27,1	10,9	15,2	5,3

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2006

	Notes	30 June 2006 €000	31 Dec. 2005 €000
Assets			
Cash and balances with central banks		1.037.481	1.063.793
Placements with banks		3.888.410	4.484.000
Investments at fair value through profit or loss		294.243	155.358
Loans and other advances to customers		13.288.602	12.146.454
Investments available-for-sale and held-to-maturity		3.397.475	3.383.063
Property and equipment		272.327	277.677
Intangible assets		17.972	19.003
Other assets	4	356.892	332.188
		22.553.402	21.861.536
Life assurance business net assets attributable to policyholders		443.534	403.141
Total assets		22.996.936	22.264.677
Liabilities			
Amounts due to banks		619.818	309.129
Customer deposits and other accounts		18.562.445	18.651.278
Debt securities in issue		974.677	553.419
Other liabilities	5	418.803	389.045
		20.575.743	19.902.871
Life assurance business liabilities to policyholders		443.534	403.141
Subordinated loan stock		554.224	634.054
Equity			
Share capital		477.856	474.188
Reserves		945.579	850.423
		1.423.435	1.324.611
Total liabilities and equity		22.996.936	22.264.677
Contingent liabilities and commitments			
Contingent liabilities		1.397.123	1.340.537
Commitments		2.304.814	2.416.899

V. G. Rologis	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer-Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30 June 2006

	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000
Total equity, at 1 January	1.324.611	972.370
Profit after tax	147.861	54.454
Exercise of share options	4.692	---
Dividend reinvestment	20.583	7.353
Dividend paid	(66.454)	(32.332)
Net (losses)/profits recognised directly in equity	(7.858)	27.963
Total equity, at 30 June	1.423.435	1.029.808

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 30 June 2006

	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000
Net cash flow (used in)/from operating activities	(270.295)	1.138.602
Net cash flow from investing activities	35.704	1.593
Net cash flow used in financing activities	(124.607)	(38.218)
Net (decrease)/increase in cash and cash equivalents for the six months	(359.198)	1.101.977
Cash and cash equivalents		
At 1 January	4.834.962	2.784.579
Exchange adjustments	66	(10)
Net (decrease)/increase in cash and cash equivalents for the six months	(359.198)	1.101.977
At 30 June	4.475.830	3.886.546

BANK OF CYPRUS PUBLIC COMPANY LTD

INTERIM CONDENSED INCOME STATEMENT
for the six months and the three months ended 30 June 2006

	Notes	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000	Three months ended 30 June 2006 €000	Three months ended 30 June 2005 €000
Turnover		679.087	564.894	348.784	288.618
Net interest income		274.887	211.397	142.956	108.354
Net fee and commission income		75.687	66.781	38.939	34.761
Foreign exchange income		15.049	11.216	8.424	5.802
Net gains/(losses) on sale and change in fair value of financial instruments		32.040	(367)	17.635	(760)
Other income	2	1.318	2.034	831	689
		398.981	291.061	208.785	146.846
Staff costs		(119.750)	(115.462)	(58.439)	(56.178)
Other operating expenses	3	(71.572)	(66.433)	(37.017)	(33.939)
Profit before provisions		207.659	109.166	113.329	56.729
Provisions for bad and doubtful debts		(55.916)	(67.477)	(25.690)	(35.588)
Profit before tax		151.743	41.689	87.639	21.141
Tax		(24.007)	(7.207)	(13.898)	(3.617)
Profit after tax		127.736	34.482	73.741	17.524
Basic earnings per share (cent)		23,4	6,9	13,5	3,5
Diluted earnings per share (cent)		23,4	6,9	13,5	3,5

INTERIM CONDENSED BALANCE SHEET
as at 30 June 2006

	Notes	30 June 2006 €000	31 Dec. 2005 €000
Assets			
Cash and balances with central banks		1.037.477	1.056.304
Placements with banks		3.794.117	4.420.506
Investments at fair value through profit or loss		278.151	138.602
Loans and other advances to customers		11.902.083	10.439.219
Bank accounts of Group companies		1.224.049	1.563.532
Investments available-for-sale and held-to-maturity		3.339.943	3.331.424
Investments in Group companies		337.254	322.998
Property and equipment		226.193	229.847
Intangible assets		15.917	16.282
Other assets	4	219.249	195.185
Total assets		22.374.433	21.713.899
Liabilities			
Amounts due to banks		613.174	305.917
Customer deposits and other accounts		18.157.096	18.259.360
Bank accounts of Group companies		381.861	394.490
Debt securities in issue		974.176	552.918
Other liabilities	5	260.063	242.143
		20.396.370	19.754.828
Subordinated loan stock		554.224	634.054
Equity			
Share capital		477.856	474.188
Reserves		945.983	850.829
		1.423.839	1.325.017
Total liabilities and equity		22.374.433	21.713.899
Contingent liabilities and commitments			
Contingent liabilities		1.451.357	1.402.779
Commitments		2.271.350	2.385.468

V. G. Rologis	Chairman
A. Artemis	Vice-Chairman
A. Eliades	Group Chief Executive Officer
C. G. Stavrakis	Chief Executive Officer - Cyprus and Deputy Group Chief Executive Officer
Y. Kypri	Group Chief General Manager
Chr. Hadjimitsis	Group General Manager Finance

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED STATEMENT OF CHANGES IN EQUITY
for the six months ended 30 June 2006

	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000
Total equity, at 1 January	1.325.017	972.777
Profit after tax	127.736	34.482
Exercise of share options	4.892	---
Dividend reinvestment	20.583	7.353
Dividend paid	(56.454)	(32.332)
Net profits recognised directly in equity	10.828	47.936
Transfer of reserves of subsidiary companies following their merger with the holding company	1.437	---
Total equity, at 30 June	1.423.839	1.030.216

INFORMATION EXTRACTED FROM THE INTERIM CONDENSED CASH FLOW STATEMENT
for the six months ended 30 June 2006

	Six months ended 30 June 2006 €000	Six months ended 30 June 2005 €000
Net cash flow (used in)/from operating activities	(287.388)	1.137.791
Net cash flow from investing activities	42.555	1.504
Net cash flow used in financing activities	(124.607)	(38.218)
Net (decrease)/increase in cash and cash equivalents for the six months	(369.440)	1.101.077
Cash and cash equivalents		
At 1 January	4.804.449	2.712.179
Exchange adjustments	30	(297)
Net (decrease)/increase in cash and cash equivalents for the six months	(369.440)	1.101.077
At 30 June	4.435.039	3.812.959

NOTES:

1. The Interim Condensed Consolidated Financial Statements were authorised for issue by a resolution of the Board of Directors on 27 July 2006. The Interim Condensed Consolidated Financial Statements for the six months ended 30 June 2006 have been prepared in accordance with International Financial Reporting Standards (IFRSs) applicable to interim financial reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU) (IAS 34 Interim Financial Reporting).
   The financial statements are presented in Cyprus pounds (C£). For information purposes, extracts from the Interim Condensed Financial Statements of the Group and the Company are presented in this announcement in Euro. The translation from Cyprus Pounds to Euro for information relating to the current period as well as prior periods presented, was carried out using the average Euro-Cyprus Pound exchange rate as at 30 June 2006, which was €1 = C£0,5750.
2. Other income for the six months ended 30 June 2006 includes dividend income of €176 thousand (corresponding period of 2005: €197 thousand) for the Group and €110 thousand (corresponding period of 2005: €90 thousand) for the Company. The dividend for the three months ended 30 June 2006 amounts to €146 thousand (corresponding period of 2005: €89 thousand) for the Group and €82 thousand (corresponding period of 2005: €17 thousand) for the Company.
3. Other operating expenses for the six months ended 30 June 2006 include depreciation of property and equipment and amortisation of intangible assets of €16.207 thousand (corresponding period of 2005: €17.184 thousand) for the Group and €15.236 thousand (corresponding period of 2005: €15.689 thousand) for the Company. The depreciation and amortisation for the three months ended 30 June 2006 amount to €7.997 thousand (corresponding period of 2005: €8.551 thousand) for the Group and €7.520 thousand (corresponding period of 2005: €7.833 thousand) for the Company.
4. Other assets as at 30 June 2006 for the Group and the Company include the positive fair value of derivative financial instruments of €43.191 thousand (31 December 2005: €14.311 thousand).
5. Other liabilities as at 30 June 2006 for the Group and the Company include the negative fair value of derivative financial instruments of €15.577 thousand (31 December 2005: €21.927 thousand) and provisions for pending litigation or claims of €3.522 thousand (31 December 2005: €3.522 thousand).
6. The number of persons employed by the Group as at 30 June 2006 was 6.100 (31 December 2005: 6.065) and by the Company was 5.576 (31 December 2005: 5.435).

NOTES:

7. The Interim Condensed Consolidated Financial Statements of the Group as at 30 June 2006 include the following companies, by country of incorporation: **Cyprus:** Bank of Cyprus Public Company Ltd, Mortgage Bank of Cyprus Ltd, Cyprus Investment and Securities Corporation Ltd (CISCO), General Insurance of Cyprus Ltd, EuroLife Ltd, Kermia Ltd, Kermia Properties & Investments Ltd, Kermia Hotels Ltd, BOC Ventures Ltd, Tefkros Investments Ltd, Bank of Cyprus Mutual Funds Ltd and JCC Payment Systems Ltd. **Greece:** Bank of Cyprus Public Company Ltd (branch), Kyprou Leasing SA, Kyprou Commercial SA, Kyprou Securities SA, Kyprou Mutual Fund Management Company (AEDAK), Kyprou Properties SA, Kyprou Insurance Services Ltd, Kyprou Zois (branch of EuroLife Ltd) and Kyprou Asfalistiki (branch of General Insurance of Cyprus Ltd). **United Kingdom:** Bank of Cyprus United Kingdom (branch of Bank of Cyprus Public Company Ltd) and Old Company (BCL) Ltd. **Channel Islands:** Bank of Cyprus (Channel Islands) Ltd and Tefkros Investments (CI) Ltd. **Australia:** Bank of Cyprus Australia Pty Ltd. **Ireland:** BOC International Fund Management Ltd. All companies are wholly owned subsidiaries (100%) of the Group, except for JCC Payment Systems Ltd, in which the Company owns 45% of the issued share capital. This company is accounted for as an interest in a jointly controlled entity. During 2005, the Group decided the termination of the activities of the subsidiary company BOC International Funds Management Ltd, in the context of its restructuring process aiming to achieve synergies, and has started the dissolution process. On 1 January 2006, the operations, assets and liabilities of the Group subsidiary companies Bank of Cyprus Finance Corporation Ltd and Bank of Cyprus Factors Ltd were transferred to Bank of Cyprus Public Company Ltd, with the parallel dissolution, without receivership, of the two subsidiaries. There was no other change in the companies that were consolidated or in the method of consolidation compared to 30 June and 31 December 2005.
8. *At the Annual General Meeting held on 30 May 2006 the payment of a dividend of £0,07 (€0,12) per share was approved. The total dividend amounted to €66.454 thousand and was paid on 27 June 2006. During 2005, dividend amounting to €32.332 thousand (£0,04 (€0,07) per share) was paid.*
9. There are no fixed charges in favour of third parties over the Group's property and equipment as at 30 June 2006.
10. The Group's provision for pending litigation or claims as at 30 June 2006 is set out in Note 5. There are no other significant pending litigation, claims or assessments against the Group, the outcome of which would have a material effect on the Group's financial position or operations.
11. On 30 June 2006 there were loans and other advances to members of the Board of Directors of the Company, key management personnel and their connected persons amounting to €147.784 thousand for the Group and €1.371.833 thousand for the Company. There were also contingent liabilities in the form of documentary credits, guarantees and commitments to lend amounting to €79.793 thousand for the Group and the Company. Deposits of related parties on 30 June 2006 amounted to €20.567 thousand for the Group and €382.428 thousand for the Company. Interest income and expense from related parties for the six months ended 30 June 2006 amounted to €4.329 thousand and €219 thousand respectively for the Group and €36.504 thousand and €6.452 thousand for the Company respectively.
12. On 22 June 2006, the Company made a Public Tender Offer to all the shareholders of Emporiki Bank of Greece S.A. ("Emporiki Bank") for 100% of the shares of Emporiki Bank. The offer consideration was €6,00 in cash and 3,25 Company shares for every Emporiki Bank share. The offer was subject to the approval of the appropriate regulatory authorities and the General Meeting of the Company's shareholders. On 21 July 2006, the Company received a negative response by the Central Bank of Cyprus to its application for approval of investing in Emporiki Bank. As a result of the Central Bank of Cyprus' decision, which is final, Bank of Cyprus' Public Tender Offer for Emporiki is no longer valid and lapses, in accordance with clause 2.14 (A) (b) of the Information Memorandum for the Public Tender Offer by the Company for the shares of Emporiki Bank, approved by the Hellenic Capital Markets Commission.

Prospectus/ Information Memorandum

Rule 12g3-2(b) File No.082-34996

Bank of Cyprus Group

The document which begins on the next page constitutes the English language translation of the Information Memorandum relating to the Tender Offer by Bank of Cyprus Public Company Ltd ("Bank of Cyprus") to the shareholders of Emporiki Bank of Greece S.A. ("Emporiki") for 100% of the shares of Emporiki

---

Bank of Cyprus does not intend to make and will not make the Tender Offer directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone and the internet. Accordingly, copies of this Information Memorandum which begins on the next page and any documents related to this Tender Offer are not being, and must not be, mailed or otherwise transmitted, distributed or forwarded in or into the United States of America. Any purported acceptance of this Tender Offer resulting directly or indirectly from a violation of these restrictions will be ineffective and void. This document is not an offer of securities for sale in the United States of America. Securities may not be offered or sold in the United States of America absent registration or an exemption from registration by the relevant authorities. The shares of Bank of Cyprus that are to be issued pursuant to this Tender Offer have not been, and will not be, listed on a securities exchange of the United States of America nor will they be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America.

INFORMATION MEMORANDUM

FOR THE COMPETITIVE TENDER OFFER

BY BANK OF CYPRUS PUBLIC COMPANY LTD ("BANK OF CYPRUS")

Τράπεζα Κύπρου

ADDRESSED TO

THE SHAREHOLDERS OF THE COMPANY

EMPORIKI BANK OF GREECE S.A. ("EMPORIKI BANK")

Emporiki Bank

FOR THE PURCHASE OF 100% OF THE SHARES IN EMPORIKI BANK

FOR THE CONSIDERATION OF

€ 6 IN CASH

AND

3.25 SHARES OF BANK OF CYPRUS

PER SHARE IN EMPORIKI BANK

THE OFFEROR'S ADVISERS:

CREDIT SUISSE SECURITIES (EUROPE) LIMITED

CREDIT SUISSE

THE CYPRUS INVESTMENT AND SECURITIES CORPORATION LIMITED (CISCO)

CISCO

AUTHORISED CREDIT INSTITUTION

FOR LODGING DECLARATIONS OF ACCEPTANCE:

BANK OF CYPRUS PUBLIC COMPANY LTD

(as duly established in Greece)

July 2006

The Capital Markets Commission approved the contents of this Information Memorandum by resolution of its Board of Directors dated 05.07.2006, in accordance with article 11 par. 4 and article 26 par. 2 of law 3461/2006 "Incorporation into the law of Greece of Directive 2004/25/EC relating to Tender Offers".

IMPORTANT NOTICE

The Tender Offer (as defined below) is addressed to the shareholders of the Greek societe anonyme known as the "Emporiki Bank of Greece S.A." with the distinctive title "Emporiki Bank" (hereinafter referred to as the "Company"), the shares of which are listed and quoted for business on the ATHEX in accordance with the procedure laid down by law 3461 / 2006 "Incorporation in the law of Greece of Directive 2004/25/EC relating to Tender Offers", and is addressed only to those persons who are entitled by to lawfully accept it. In particular, this Tender Offer is not addressed in any way or in any form (document or otherwise), directly or indirectly, in or to any country where, under its law, the execution of this Tender Offer or the posting or distribution of this Information Memorandum is illegal or contravenes any applicable law, rule or regulation. For this reason therefore the transmission, distribution, posting or forwarding in any other way of copies or duplicates of this Information Memorandum or of any other document relating to this Tender Offer by any person to or from the Exempted Countries (as defined below) is prohibited.

Persons who are nationals or residents of or domiciled in any country outside Greece and also their representatives, custodians or trustees should read paragraph 2.21 of this Information Memorandum.

Declarations of Acceptance (as defined below) of this Tender Offer should not be received or solicited in the Exempted Countries or by any person who is a national or resident of or domiciled in any Exempted Country, and the Offer Consideration (as defined below) may not be paid to an account or sent to an address in any Exempted Country. A Shareholder (as defined below) may not be deemed to have validly accepted the Tender Offer, to the extent that the Shareholder has not fully completed the Declaration of Acceptance in accordance with its terms and conditions.

The Bank of Cyprus Public Company Ltd (hereinafter referred to as the "Offeror") or any of its agents or representatives (acting in its name and on its behalf) will not purchase shares of the Company on or off the stock exchange during the Acceptance Period of the Tender Offer (as defined below).

Information included in this Information Memorandum relating to the Company was taken from: (i) the annual prospectus published by the Company for the financial year ended on 31 December 2005, (ii) the annual financial statements published by the Company for the period ended on 31 December 2005, and (iii) other publicly available sources. Neither the Offeror nor its Advisers (as defined below) has carried out any independent review of the accuracy of the information.

Information included in this Information Memorandum relating to the Bank was taken from the published financial information of the Bank up to 31 December 2005.

All references to the £ are references to the Cyprus pound.

The exchange rate between the Cyprus pound (£) and the Euro (€) which was €1= £0.575 as at 21 June 2006 was used as the basis of conversion between the Cyprus pound (£) and the Euro (€).

This Information Memorandum includes references and estimates relating to the Offeror's (as defined below) business plans, in the context of the acquisition of the Company. There are several factors, such as commercial, operational, economic and financial that could cause actual results and developments to differ materially from those expressed in or implied by such estimates.

In any event, it is recommended that all persons lawfully receiving this Tender Offer and this Information Memorandum should appoint their own financial, banking, legal or tax adviser, accountant or any other independent relevant adviser of their own choice.

The Tender Offer is subject to the pre-condition that the various approvals referred to in paragraph 2.14 of this Information Memorandum are obtained, which are the approval of the special resolution of the Extraordinary General Meeting of the shareholders of the Offeror to be held on 28 July 2006, authorising its Board of Directors to issue and allot the new shares of Bank of Cyprus, by way of implementation of the Tender Offer, and the approvals of the relevant regulatory authorities being the Central Bank of Cyprus, the Bank of Greece and the relevant authorities for the protection of competition of Greece and Cyprus. Failure to obtain the above-mentioned approvals will result in cancellation of the Tender Offer, as specifically referred to in paragraph 2.14 of this Information Memorandum.

DEFINITIONS

In this Information Memorandum the following terms will have the following meanings:

Acceptance Period means the time period during which the Tender Offer can be accepted.

Accepting Shareholders means Shareholders (as defined below) who will validly accept the Tender Offer and will offer their Shares.

Advisers means Credit Suisse Securities (Europe) Limited (hereinafter referred to as "Credit Suisse") and The Cyprus Investment and Securities Corporation Limited (hereinafter referred to as "CISCO") who act as advisers to the Offeror for the Tender Offer in accordance with article 12 of the Law. It should be noted that CISCO is a subsidiary company of the Offeror.

ATHEX means the Athens Exchange.

Bank or Bank of Cyprus means the Offeror.

Bank of Cyprus Group or Group means the Offeror's Group.

Clearance Regulations means the decisions 2/304/10.6.2004 and 3/304/10.6.2004 of the CMC, as these are in force today.

CSD means the Central Securities Depository of the ATHEX

CMC means the "Capital Markets Commission" with its registered office in Athens (1 Kolokotroni & Stadiou).

Company or Emporiki Bank means the Greek societe anonyme known as "Emporiki Bank of Greece S.A.".

CSE means the Cyprus Stock Exchange.

Declaration of Acceptance means the declaration of acceptance which all Shareholders who wish to accept the Tender Offer enter into, in accordance with article 18 of the Law.

Declaration of Revocation means the written declaration which the Accepting Shareholders submit to the Receiving Bank to revoke their Declaration of Acceptance in order to accept a competitive tender offer.

DSS means the Dematerialised Securities System used by the ACD (Athens Central Depository).

Exempted Country means any country under the laws of which the execution of the Tender Offer or the posting or distribution of this Information Memorandum is illegal or contravenes any applicable law, rule or regulation.

Law means law 3461/2006 (Government Gazette A106/2006) "Incorporation in the law of Greece of Directive 2004/25/EC relating to Tender Offers".

New Shares means the ordinary, nominal shares of the Offeror, of nominal value £0.50 each, intended to be issued to implement the Tender Offer and to form part of the Offer Consideration.

Offer Consideration means (a) the amount of € 6 in cash and (b) 3.25 shares in the Offeror, which the Offeror will to pay cumulatively for each Offered Share.

Offered Shares means the Shares of the Accepting Shareholders referred to in their Declaration of Acceptance.

DEFINITIONS

Offeror means the public, limited liability company known as "Bank of Cyprus Public Company Ltd".

Receiving Bank of the Tender Offer means the Bank of Cyprus Public Company Ltd (as established in Greece), which the Offeror has appointed to receive the Declarations of Acceptance.

Shares means all the shares of the Company of nominal value €5.50 each, together with all existing and future rights, claims or demands attaching to the shares which in accordance with the Articles of Association of the Company and the law are incorporated or included in or are connected with or arise from the said shares and which are free from all encumbrances, registered or contractual, and from all pledges, restrictions, claims, charges and / or any other liabilities.

Shareholders means the absolute, unencumbered, exclusive and undisputed owners of the Shares.

Shareholders outside Greece means Shareholders who are residents of or domiciled in a country outside Greece.

Tender Offer means this voluntary Tender Offer made by the Offeror to all Shareholders of the Company, in accordance with the Law.

Transferred Shares means the Offered Shares transferred to the Offeror by off-exchange transfer under the Tender Offer.

CERTIFICATIONS

CERTIFICATE BY THE PERSONS RESPONSIBLE FOR PREPARING THE INFORMATION MEMORANDUM

In accordance with article 11 par. 1(e) of the Law, Messrs Vassilis G. Rologis (Chairman of the Board of Directors) and Andreas Eliades (Group Chief Executive Officer and member of the Board of Directors), in their capacity as representatives of the Offeror acting on its instructions, and as the persons responsible for preparing the Information Memorandum, certify that this Information Memorandum is complete and accurate without any omissions which could render its contents or the purpose of the Tender Offer misleading.

Signature		**Signature**	
Name	Vassilis G. Rologis Chairman of the Board of Directors	**Name**	Andreas Eliades Group Chief Executive Officer and member of the Board of Directors

CERTIFICATE BY THE ADVISERS

In accordance with article 12 of the Law, Credit Suisse Securities (Europe) Limited and The Cyprus Investment and Securities Corporation Limited (CISCO) hereby jointly sign this Information Memorandum and certify that they have taken due care to ensure that the contents of this Information Memorandum are accurate.

For **Credit Suisse Securities (Europe) Limited**	**For** **The Cyprus Investment and Securities Corporation Limited (CISCO)**
Signature: ____________________	**Signature:** ____________________
Name: Stefanos D. Papapanagiotou Vice President, Investment Banking	**Name:** Anna Sofroniou Vafeades General Manager

CONTENTS

1. SUMMARY OF THE INFORMATION MEMORANDUM 8

1.1 Tender Offer 8

1.2 The Offeror 8

1.3 The Offeror's business strategy with regard to the Company 8

1.4 The Shares, the subject of the Tender Offer 9

1.5 The Offer Consideration 9

1.6 Tender Offer Procedure 9

1.7 The binding nature of the Tender Offer 10

1.8 The Offeror's Advisers 10

2. TENDER OFFER FOR THE ACQUISITION OF THE SHARES OF THE COMPANY 11

2.1 Introduction 11

2.2 The Company to be acquired 11

2.3 The Offeror 15

2.4 The Offeror's Advisers 21

2.5 Authorised Credit Institution for lodging Declarations of Acceptance 21

2.6 Persons responsible for preparing the Information Memorandum 21

2.7 Certificate issued by Credit Suisse Securities (Europe) Ltd. 22

2.8 The Shares, the subject of the Tender Offer 22

2.9 Shares already held by the Offeror 23

2.10 Maximum number of Shares which the Offeror is required to acquire 23

2.11 Minimum number of Shares which it is intended the Offeror will to acquire 23

2.12 The Offer Consideration 23

2.13 Information concerning the financing of the Tender Offer 27

2.14 Conditions precedent 27

2.15 Acceptance Period 28

2.16 Declarations of Acceptance – Procedure for lodging of Declarations of Acceptance – Non-revocability of Declaration of Acceptance 29

2.17 Publication of the results of the Tender Offer 30

2.18 Procedure for the payment of the Offer Consideration – Procedure for the transfer of the Offered Shares – Transfer of Shares not transferred 31

2.19 The Offeror's business plans relating to the Company 32

2.20 Information relating to recent dealings in the Shares 35

2.21 Shareholders outside Greece 35

2.22 Applicable law and jurisdiction 36

3. REPORTS BY THE OFFEROR'S ADVISERS 37

This summary includes sections of this Information Memorandum and should only be read in conjunction with the full text of this Information Memorandum.

1.1 Tender Offer

In accordance with the Law, the Offeror addresses the Tender Offer to those countries to which it can be addressed and to those Shareholders, which can lawfully accept it, of the Company known as "Emporiki Bank of Greece S.A." with its registered office at 11 Sophocleous Street, Athens, Greece which is a Greek company registered on the Societe Anonyme Register of the Ministry of Development, entry number M.A.E 6064/06/B/86/03, the shares of which are listed and quoted on the ATHEX.

The Public Tender relates to 100% of the Shares.

The Tender Offer is subject to the conditions precedent contained and analysed in paragraph 2.14 of this Information Memorandum, and in particular the approval at the Extraordinary General Meeting of the shareholders of Bank of Cyprus, which will take place on 28 July 2006, of resolutions for the increase in the authorised share capital and for the waiver of the pre-emption rights of the Offeror's existing shareholders in relation to the issue (a majority of 50% and 75% of the voting rights represented at the meeting is required respectively), and the granting of the approval by the relevant regulatory authorities.

1.2 The Offeror

The legal status of the Offeror is that of a public company of limited liability, which was formed and operates according to the laws of the Republic of Cyprus.

The Offeror is represented for the purpose of the Tender Offer by Messrs Vassilis G. Rologis (Chairman of the Board of Directors) and Andreas Eliades (Group Chief Executive Officer and member of the Board of Directors).

The Bank of Cyprus Group is the leading financial institution in Cyprus, with a market share in deposits of 31%[1] and dynamically developing in Greece, currently offering a wide range of financial products and services, including banking services, lending, factoring, general insurance, and life insurance, investment services and mutual funds.

1.3 The Offeror's business strategy with regard to the Company

The Offeror's aim is the continuance and further expansion of Emporiki Bank's operations both in the Greek market, as well as the Balkans and countries of the former Soviet Union, through the creation of strong Hellenic banking organisation, which will have a large branch network in Greece and Cyprus and which will be comparable with its competitors in all the profitability and operational performance indicators. Within this

[1] *Source:* Bank of Cyprus Group, based on information from the Central Bank of Cyprus as at 28/2/2006

context, it is intended in the medium term to legally and operationally integrate the operations of Bank of Cyprus in Greece within Emporiki Bank.

1.4 The Shares, the subject of the Tender Offer

Through this Tender Offer, the Offeror intends to acquire 100%, with a minimum of 40%, of the Shares of the Company, which it does not own either directly or indirectly.

The Offeror is under obligation to acquire the Shares together with all existing and future rights attaching to the Shares provided that the Shares are free from all encumbrances, registered or contractual, restrictions, claims, life interests, liabilities and any other rights vested in third parties.

1.5 The Offer Consideration

In accordance with the Tender Offer, the Offeror offers to pay for each Share in the Tender Offer, in respect of which the Offeror receives a valid Declaration of Acceptance, the sum of € 6 in cash and 3.25 of the Offeror's shares per Offered Share in accordance with paragraph 2.12 of this Information Memorandum.

1.6 Tender Offer Procedure

In accordance with article 10 (1) of the Law, the Offeror commenced the Tender Offer procedure by informing the CMC and the Board of Directors of the Company in writing on 21 June 2006, and by its public announcement of the Tender Offer on the website and on the Daily Official List of the ATHEX on 22 June 2006, and also on the Offeror's website in accordance with article 16 paragraph 1 of the Law.

The CMC approved this Information Memorandum, in accordance with article 11 paragraph 4 and article 26 paragraph 2 of the Law on 5 July 2006.

The period for acceptance of the Tender Offer will commence on 7 July 2006 and end on 7 August 2006. The Offeror has appointed the Bank of Cyprus Public Company Ltd (as established in Greece) as the Receiving Bank for the Declarations of Acceptance, as provided by article 18 paragraph 1 of the Law. Shareholders wishing to accept the Tender Offer must follow the procedure described in paragraph 2.16 of this Information Memorandum.

The results of the Tender Offer will be published within two (2) working days from the end of the Acceptance Period, in accordance with article 16 paragraph 1 of the Law.

The transfer of Shares offered by the Accepting Shareholders will take place off market in accordance with article 15 of law 3632/1928, in force, and will be registered in the records of the CSD on the third (3rd) working day following the date of submission of the necessary documents with the CSD by the Receiving Bank, against payment of the Offer Consideration as detailed in paragraph 2.18 of this Information Memorandum.

1.7 The binding nature of the Tender Offer

Under the conditions of this Information Memorandum and subject to the provisions of the Law, the Tender Offer is binding on the Offeror, and each Declaration of Acceptance is binding on the Accepting Shareholder submitting the Declaration, subject to, in the latter case, article 26 of the Law or the potential submission of a Revised Offer by Credit Agricole, in which case the provisions of paragraph 2.16 of this Information Memorandum will apply.

1.8 The Offeror's Advisers

The Advisers act, in accordance with article 12 of the Law, as the Offeror's advisers for the purpose of the Tender Offer.

2. TENDER OFFER FOR THE ACQUISITION OF THE SHARES OF THE COMPANY

2.1 Introduction

On 21 June 2006 the Offeror informed the CMC and the Board of Directors of the Company of its decision to address this Tender Offer to the Shareholders for the purchase of the Shares involved in the Tender Offer.

The Tender Offer was announced with a press release on the website and on the Daily Official List of the ATHEX on 22 June 2006 and also on the Offeror's website in accordance with article 16 paragraph 1 of the Law. The Tender Offer is made in accordance with the terms of the Law and on the basis of the conditions contained in this Information Memorandum.

The CMC approved this Information Memorandum in accordance with article 11 paragraph 4 of the Law and article 26 paragraph 2, on 5 July 2006.

With the Tender Offer the Offeror presents its offer for the acquisition of 100%, with a minimum limit of 40%, of the Shares.

The Tender Offer is submitted in accordance with article 26 of the Law, given the following circumstances. On 13 June 2006 Credit Agricole S.A. announced the submission of a voluntary tender offer for the acquisition of 100% of the Shares of the Company. The information memorandum relating to that tender offer was approved by the CMC at a meeting of its Board of Directors held on 29 June 2006. This Tender Offer is a competitive Tender Offer in accordance with article 26 paragraph 2 of the Law.

2.2 The Company to be acquired

The Tender Offer relates to the acquisition of Shares in the Company. The Company, known as "Emporiki Bank of Greece SA", with the distinctive title "Emporiki Bank", is a limited company under Greek law. It was founded in Athens in 1907 and is registered on the Societe Anonyme Register of the Ministry of Development with registration number 6064/06/B/86/03.

2.2.1 Registered Office and Address of its Head Office

The head office of the Company is located in Athens at 11 Sophocleous Street, 102 35.

2.2.2 General Information

Emporiki Bank was founded in 1907 in Greece and its shares have been traded on the ATHEX since 1909. The share of Emporiki Bank participates not only in the ATHEX Composite Share Price Index but also in the FTSE-ASE/20 stock exchange index.

Emporiki Bank carries on activities, amongst others, in the area of banking services, investment banking, treasury and securities' portfolio management, insurance and generally in the provision of financial services.

Emporiki Bank provides its services in Greece through its network of 373[2] branches and abroad through its branch in London and its subsidiary banks in Germany, Bulgaria, Cyprus, Albania and Romania.

2.2.3 Share Capital

The total share capital of Emporiki Bank on 31 March 2006 amounted to €728,153,074 divided into 132,391,468 shares of nominal value €5.50 each.

According to the website of the ATHEX and the announcements of movements of voting rights which are presented there pursuant to presidential decree 51/1992, the largest shareholders of Emporiki Bank as at 29 June 2006 were as follows:

SHAREHOLDERS	%
GREEK STATE through DEKA (State Public Company)	11.010%
CREDIT AGRICOLE S.A	8.838%
LDN HKNL STICHTING PENSIOENFONDS ABP	6.140%
O.A.E.D.	5.609%

It should be stressed that the current shareholder composition may differ from the above percentages, without there being an obligation to make an announcement pursuant to presidential decree 51/1992.

2.2.4 Group Structure of Emporiki Bank

The Emporiki Bank Group comprises subsidiary companies and 4 associate companies in Greece and abroad.

The direct and indirect participation of the Group in the subsidiary and associate companies as presented in its financial statements as at 31 March 2006 is displayed as at the above date in tables A and B below.

[2] *Source:* Website of Emporiki Bank on 4 July 2006

2. TENDER OFFER FOR THE ACQUISITION OF THE SHARES OF THE COMPANY

Table A:

Participation of Emporiki Bank in Subsidiary Companies as at 31/03/2006

	Company Name	Country	Percentage (%)
1.	Emporiki Bank Germany GMBH	Germany	100.00%
2.	Emporiki Bank Bulgaria A.D.	Bulgaria	100.00%
3.	Emporiki Bank Albania S.A.	Albania	100.00%
4.	Emporiki Leasing A.E.	Greece	100.00%
5.	Emporiki Bank Cyprus Ltd	Cyprus	81.19%
6.	Emporiki Venture Capital Developed Markets Ltd	Cyprus	100.00%
7.	Emporiki Venture Capital Emerging Markets Ltd	Cyprus	100.00%
8.	Emporiki Group Finance Plc	United Kingdom	100.00%
9.	Emporiki Management	Greece	99.99%
10.	Emporiki Bank Romania S.A.	Romania	98.48%
11.	Kolonos Real Estate A.E.	Greece	96.51%
12.	Phoenix M/L Emporiki A.E.	Greece	89.84%
13.	Emporiki Asset Management A.E.P.E.Y.	Greece	80.00%
14.	Ermis A.E.D.A.K.	Greece	71.70%
15.	Emporiki Development and Real Estate Management	Greece	96.50%
16.	Greek Industry of Bags	Greece	70.26%
17.	Emporiki Rent	Greece	51.00%
18.	Emporiki Life	Greece	50.00%
19.	Emporiki Creditcom A.E.	Greece	50.00%

Table B:

Participation of Emporiki Bank in Associate Companies as at 31/3/2006

	Company Name	Country	Percentage (%)
1.	Industry of Phosphoric Fertilizers	Greece	44.21%
2.	ICAP	Greece	20.00%
3.	Euler Hermes Emporiki	Greece	46.44%
4.	Charalambides Dairies	Greece	20.00%

2.2.5 Composition of the Board of Directors

The Board of Directors of the Company comprises of the following members:

Name		
Executive Members		
George	Provopoulos	Chairman and Chief Executive
Leonidas	Zonnios	General Manager
Phokion	Dimakakos	Member
Christos	Bratsiakos	Member
Non-Executive Members		
Bernard	Dewit	Member
Jean-Luc	Perron	Member
Dimitris	Procopiou	Member
Ioannis	Fotopoulos	Member
Panagiotis	Tsakos	Member
Spyros	Lorentziadis	Member
Independent Non-Executive Members		
Dimitrios	Krontiras	Member
Marguerite	Zoulovits	Member
Nikolaos	Ebeoglou	Member

The term of office of the Board of Directors expires at the General Meeting or any adjourned meeting of the shareholders that will take place in the first half of 2008.

The total number of staff of Emporiki Bank group according to the published consolidated financial statements came to 7,657 employees as at 31/12/2005 and 7,655 employees as at 31/3/2006. According to the financial statements of Emporiki Bank the total number of staff came to 6,377 as at 31/12/2005 and 6,368 as at 31/3/2006. [3]

We present some financial information of the Company based on the audited published individual and consolidated financial statements for the year ended 31/12/2005:

[3] *Source:* Individual and consolidated financial statements of Emporiki Bank

For the year ended 31 December 2005	(€ '000)
Consolidated financial statements	
Total Net Income	826,337
Profit before tax	114,558
Profit after tax	73,668
Profit after minority interests	75,972
Shareholders' Funds	1,087,164
Shareholders' Funds (excluding minority interests)	1,072,442
Emporiki Bank Financial Statements	
Total Net Income	726,047
Profit before tax	115,343
Profit after tax	88,067
Shareholders' Funds	1,038,676

2.3 The Offeror

The Offeror is the Bank of Cyprus Public Company Limited, which was founded in Cyprus in 1899 and became a public company[4] in 1930, with registration number HE165, in accordance with the Cyprus Companies Act 18/1922. Its head office is in Nicosia, Cyprus and its address is 51 Stasinou Street, Ayia Paraskevi, Strovolos.

The Bank of Cyprus Group is currently the leading financial institution in Cyprus with a market share in deposits of 31%[5] and loans of 26%, and dynamic development in Greece. It offers a wide range of financial products and services, including banking services, lending, factoring, general insurance and life assurance, investment services and mutual fund management. In 1991 the Bank commenced its dynamic expansion into Greece where it has a market share in loans of approximately 3.9%[6]. The Group also has a presence in the United Kingdom since 1955. The presence of the Group abroad was further strengthened in the year 2000 by the operation of a subsidiary bank in Australia.

The Group operates today through 276 branches, of which 147 operate in Cyprus, 112 operate in Greece, 6 in the United Kingdom, 10 in Australia and one in the Channel Islands. Furthermore, the Bank of Cyprus operates representative offices in the USA, Canada, South Africa, Russia and Romania.

---

[4] The legal form of the Bank has basic characteristics equivalent to a société anonyme of Law 2190/1920. In particular, according to Cyprus law, a public company is one which: has at least 7 shareholders, its name as recorded in its Memorandum of Association contains the words 'public limited' or 'public company limited' or 'ltd', its Articles of Association contains rules which define the procedure for the appointment of directors who will govern the company and who will represent it against third parties and which has share capital of at least 15,000 Cyprus pounds.

[5] *Source:* Bank of Cyprus Group, based on information from the Central Bank of Cyprus

[6] *Source:* Bank of Cyprus Group, based on information from the Bank of Greece

The Group had total assets of £12.6 billion (€21.89 billion) as at 31 March 2006. The Group's shareholders' funds amounted to £800 million (€1.39 billion) on 31 March 2006. The shares of Bank of Cyprus are listed on the CSE (from its official opening in 1996) and the ATHEX (from November 2000). Bank of Cyprus is the largest company in terms of market capitalisation on the CSE. The capitalisation of the Bank on 21 June 2006 amounted to £2.18 billion (€3.79 billion), which represented 49% of the total capitalisation of the CSE[7].

As at 30 June 2006, the Offeror's issued and fully paid up share capital, came to £274,767,163.50 (€477,855,930) divided into 549,534,327 ordinary shares of nominal value £0.50 each, which are listed on the CSE and the ATHEX.

---

[7] *Source:* CISCOLtd.

2. TENDER OFFER FOR THE ACQUISITION OF THE SHARES OF THE COMPANY

According to the Shareholder Register of the Bank as at 3 July 2006 which included transactions which were made on the CSE up to 3 July 2006 and ATHEX transactions that cleared up to 3 July 2006, the shareholders of Bank of Cyprus which hold at least 2% of the issued share capital are as follows:

Shareholder	%
Bank of Cyprus Staff Provident Fund	4.9
Piraeus Bank A.E.*	3.6
The Chartered Bank Cyprus Staff Pension Fund	2.0

* Together with companies over which it has declared that it has indirect control, Piraeus Bank holds 8.1% based on transactions made up to and including 3 July 2006 and of which the CSE has been notified.

The Offeror has approximately 71,000 shareholders in total.

The basic structure of the Group (including direct and indirect holdings) at the date of this Information Memorandum is set out below. Basic structure means all consolidated companies.


BANK OF CYPRUS PUBLIC COMPANY LTD
Group Holding Company
Banking Services
Cyprus – Greece – United Kingdom
CYPRUS
100%
Mortgage Bank of Cyprus Ltd
Banking Services
100%
The Cyprus Investment and Securities Corporation Ltd (CISCO)
Investment Services
100%
BOC Ventures Ltd
Management of Venture Capital Investments
100%
Bank of Cyprus Mutual Funds Ltd
Distribution of Mutual Funds
100%
EuroLife Ltd
Life Assurance Business
Cyprus – Greece
100%
General Insurance of Cyprus Ltd
General Insurance Business
Cyprus – Greece
100%
Kermia Ltd
Property Trading and Development
100%
Kermia Properties and Investments Ltd
Property Development
45%
JCC Payment Systems Ltd
Processing of Credit Card Transactions
100%
Tefkros Investments Ltd
Investment Fund
100%
Kermia Hotels Ltd
Hotel Business
GREECE
100%
Kyprou AEDAK
Management of Mutual Funds
100%
Kyprou Securities SA
Investment Banking Services
100%
Kyprou Leasing SA
Leasing Business
100%
Kyprou Commercial SA
Financing of Consumer Products
100%
Kyprou Properties SA
Property Management
100%
Kyprou Insurance Services Ltd
General Insurance Brokers
UNITED KINGDOM & IRELAND
100%
Bank of Cyprus (Channel Islands) Ltd
Banking Services
100%
Old Company (BCL) Ltd
Dormant
100%
BOC International Fund Management Ltd
Management of Mutual Funds (Ireland)
100%
Tefkros Investments (CI) Ltd
Investment Fund (Guernsey)
AUSTRALIA
100%
Bank of Cyprus Australia Pty Ltd
Banking Services

We note at this point that there are no persons that act on account of the Offeror or in coordination with the Offeror in relation to this Tender Offer.

We present some financial information of the Group based on the audited published consolidated and individual financial statements for the year ended 31/12/2005[8]:

For the year ended 31 December 2005	**(€ '000)**
Consolidated financial statements	
Total Net Income	1,386,530
Profit before tax	157,492
Profit after tax	125,943
Shareholders' funds	1,324,610
Financial statements of the Bank	
Turnover	1,240,083
Profit before tax	163,304
Profit after tax	143,139
Shareholders' funds	1,325,017

[8] There are no minority interests

The Board of Directors of the Offeror has the following composition (the year of election/appointment of each Director is indicated). It is noted that according to the Articles of Association of the Offeror at each Annual General Meeting 1/3 of the Directors retire and offer themselves for re-election. In practice, this means that every Director stands for re-election every three years.

Name	Position	Year of Election / Appointment
Non Executive Members		
Vassilis G. Rologis	Chairman	2005
Theodoros Aristodemou		2004
Dimitris P. Ioannou		2004
Christos Mouskis		2006
Evdokimos Xenophontos		2004
Christos S. Pantzaris		2006
Demetris Z Pierides		2005
Independent Non Executive Members		
Andreas Artemis	Vice-Chairman	2006
George M. Georgiades		2005
George A. David		2005
Anna Diogenous		2005
Andreas J. Jacovides		2006
Eleftherios P. Ioannou		2006
Manthos Mavrommatis		2006
Andreas Pittas		2005
Costas Z. Severis		2004
Christakis G Christofides		2006
Executive Member		
Andreas Eliades	Group Chief Executive Officer	2006

We also present information on the number of employees of the Group as at 31 March 2006, by country:

	31 March 2006
Cyprus	3,301
Greece	2,451
United Kingdom	236
Australia	74
Total	6,062

2.4 The Offeror's Advisers

In accordance with article 12 of the Law, the following companies, who are authorised to provide investment services in Greece under article 2 paragraph 1(d) of Law 2396/1996 (in force), act as advisers in the Tender Offer.

- Credit Suisse Securities (Europe) Limited the head office of which is at 1 Cabot Square, London E14 4OJ, and
- The Cyprus Investment and Securities Corporation Ltd with its head office at Eurolife House, 4 Evrou Street, Nicosia, which is a company that provides investment services, authorised by the Securities and Exchange Commission of Cyprus (authorisation 003/03), providing brokerage, investment banking and fund management services.

In accordance with article 12 of the Law, the Advisers in signing this Information Memorandum certify that they have taken all due care to ensure the accuracy of its contents.

2.5 Authorised Credit Institution for lodging Declarations of Acceptance

The Offeror has appointed the Bank of Cyprus Public Company Ltd, as established in Greece, as the bank responsible for receiving the Declarations of Acceptance, as provided by article 18 of the Law. The Receiving Bank is responsible for receiving all Declarations of Acceptance, for supervising and carrying out the transfer of the validly offered Shares under the Tender Offer and for the payment of the Offer Consideration for these Shares to the Accepting Shareholders.

Shareholders wishing to obtain additional information relating to the procedure for submission of the Declarations of Acceptance may contact the Custody, Shareholders and Derivatives Clearing Department of the Receiving Bank on any working day or hour on telephone numbers 801-11-11-108 and +30210 6963555.

In addition, Shareholders may obtain additional information relating to the procedure for submission of Declarations of Acceptance and copies of this Information Memorandum from all branches of the Receiving Bank in Greece and on the web page www.bankofcyprus.com

2.6 Persons responsible for preparing the Information Memorandum

In accordance with article 11 paragraph 1(e) of the Law, Mr. Vassilis G. Rologis (Chairman of the Board of Directors) and Mr. Andreas Eliades (Group Chief Executive Officer and member of the Board of Directors) are responsible for preparing this Information Memorandum, and they certify that the contents of the Information Memorandum are accurate and that there are no omissions which could render its contents or the purpose of the Tender Offer misleading.

2.7 Certificate issued by Credit Suisse Securities (Europe) Ltd.

Credit Suisse Securities (Europe) Ltd, which is a credit institution duly established and operating in the European Union, has issued the following certificate:

"The undersigned, Credit Suisse Securities (Europe) Ltd, duly represented, hereby certifies in accordance with article 9 paragraph 3 of Law 3461/2006 that the Offeror:

(a) has the necessary resources to pay the proportion of the Offer Consideration corresponding to the cash element, which comes to the maximum amount of € 794,348,808 (plus costs for the off-market transfer of the shares which correspond to 0.12% of the transaction value), to the Shareholders of the Company accepting the Tender Offer.

(b) has taken all practical steps to make the provision of the Offer Consideration in shares possible, and in particular the decision was taken by the Offeror's Board of Directors on 21 June 2006 to call an Extraordinary General Meeting of its shareholders, at which by special resolution the shareholders will be called upon to waive their pre-emption rights in relation to the issue of the shares and will authorise the Board of Directors to issue and allot the new shares of the Offeror by way of implementation of the Tender Offer.

These assurances are given on the understanding that the terms and conditions of the relevant Information Memorandum and the provisions of Law 3461/2006 will be observed."

Credit Suisse Securities (Europe) Ltd provides no guarantee within the meaning of articles 847 et seq. of the Civil Code.

2.8 The Shares, the subject of the Tender Offer

The issued share capital of the Company is divided into ordinary nominal shares with voting rights, of nominal value € 5.50 each. The Shares are traded on the ATHEX. The Tender Offer relates to all the Shares of the Company which the Offeror directly or indirectly as at the date of this Information Memorandum does not hold, amounting to 132,391,468 Shares, which represent 100% of the total paid up share capital and voting rights of the Company.

The Offeror intends to acquire the Shares that are the subject of the Tender Offer and any existing and future rights attaching to them, provided that the Shares under the Tender Offer are free of all encumbrances, registered or contractual, and from all pledges, restrictions, liabilities, claims, charges or any other rights vested in third parties.

2.9 Shares already held by the Offeror

On the date of publication of the Tender Offer, the Offeror did not hold any Shares in the Company.

Its subsidiary company 'Kyprou AEDAK' on the above date held 23,130 Shares in the Company on account of the mutual funds it was managing.

- Equity Mutual Fund 15,000 Shares
- Asset Allocation Mutual Fund 8,130 Shares

To clarify, these shares are not held indirectly, nor are they controlled by the Offeror. The subsidiary of the Offeror, Kyprou AEDAK, manages the aforementioned mutual funds on account of the fund holders.

In addition, the Offeror declares that it is not a party directly or indirectly to any agreement connected with the Tender Offer or the exercise of any rights attaching to the Shares of the Company.

2.10 Maximum number of Shares which the Offeror is required to acquire

Under the terms and conditions of this Information Memorandum, the Offeror is required to acquire all the Shares pertaining to the Tender Offer that are offered to it, that is 132,391,468 Shares, which represent 100% of the total paid up share capital and voting rights of the Company.

2.11 Minimum number of Shares which it is intended the Offeror will to acquire

The minimum number of Shares under the Tender Offer, which must be offered to ensure the Tender Offer is valid, is 40% of the Shares of the Company, that is to say 52,956,587 Shares.

2.12 The Offer Consideration

A. In accordance with the Tender Offer, the Offeror offers to pay for each Share under the Tender Offer, in relation to which the Tender Offer has been validly accepted, the sum of **€ 6 in cash together with 3.25 Bank of Cyprus shares per Offered Share**. In the event of fractional entitlements to Bank of Cyprus shares the Accepting Shareholders will be given one additional New Share.

The most recent Prospectus relating to the Offeror's shares dated 21 October 2005 and the Supplementary Prospectus dated 8 November 2005 are available on the Cyprus Securities and Exchange Commission website at www.cysec.gov.cy and also on the Offeror's website at www.bankofcyprus.com. Furthermore financial information that is announced by the Offeror pursuant to prevailing regulatory obligations as well as any other important developments of the Offeror are published on the Offeror's website.

The off-market transfer to the Offeror of the Shares under the Tender Offer by the Accepting Shareholders is not subject to stock exchange transaction tax, but is subject to the payment of fees under the Clearance Regulations.

The Offeror itself will, in the place of Shareholders validly accepting the Tender Offer, pay to the CSD, through the Receiving Bank, the clearance fees due to the Depository, which at present for both parties amount to 0.12% of the value of the transaction.

The table below summarises the historic prices of Bank of Cyprus shares both on ATHEX and on the CSE (reference date used is 21 June 2006-submission of the Tender Offer).

Price of Bank of Cyprus shares	**ATHEX – Closing Price Euro (€)**	**CSE - Closing Price Cyprus Pounds (£)**
3 day average	7.473	4.247
5 day average	7.220	4.108
1 month average	7.020	3.978
3 month average	7.247	4.113
Average (from 1/1/2006 to 21/6/2006)	6.620	3.751

Source: Bloomberg

B. The New Shares

The New Shares will be issued following the shareholders' approval at an Extraordinary General Meeting, which has been convened for 28 July 2006 and assuming that the relevant resolutions will be approved by the Bank's shareholders.

It should be noted that for the aforementioned increase in the Offeror's authorised share capital an Ordinary Resolution is needed, which requires a majority of at least 50% of the votes of those present (either in person or by proxy) and voting shareholders of the Offeror at the Extraordinary General Meeting. Regarding the waiving of the pre-emption rights of the Offeror's existing shareholders in relation to the issue, a Special Resolution of the Offeror's shareholders is needed, which requires a majority of at least a 75% of the votes of those present (either in person or by proxy) and voting shareholders of the Offeror at the Extraordinary General Meeting.

Specifically, the following timetable is expected to apply:

Indicative timetable

BOC's Board Decision for making a Tender Offer and convening an Extraordinary General Meeting of its shareholders	21 June 2006
Public Announcement of the Tender Offer pursuant to relative Law	22 June 2006
Submission of a draft Prospectus to the Cyprus Securities and Exchange Commission for the issue of the New Shares	26 June 2006
Dispatch of Notice for the Extraordinary General Meeting to all shareholders of the Bank. The Notice includes the proposed resolutions that will be presented to the Bank's shareholders in relation to the issue of New Shares that constitute part of the Offer Consideration.	3 July 2006
Date of Approval of the Information Memorandum by CMC	5 July 2006
Commencement of Acceptance Period for the Tender Offer	7 July 2006
Record date for the right to vote at the Extraordinary General Meeting	25 July 2006
Bank of Cyprus shareholders' Extraordinary General Meeting[9]	28 July 2006
Approval of the Prospectus by the Cyprus Securities and Exchange Commission	31 July 2006
Last Date of Acceptance Period	7 August 2006
Publication of results of Tender Offer	9 August 2006
Deposit of application for listing New Shares on ATHEX and CSE	9-11 August 2006
Approval for listing of New Shares on the CSE	14-21 August 2006
Approval for listing of New Shares on the ATHEX	14-21 August 2006
Deposit of application to the CSD	Up to 21 August 2006
Allotment of New Shares to Accepting Shareholders of the Tender Offer	Up to 24 August 2006
Recording of the off market share transfers at the DSS and payment of the cash portion of the Offer Consideration	Up to 24 August 2006
Within five working days from the publication of the results of the Tender Offer, the Bank will file all relevant documents to the listing of the New Shares with both the CSE and the ATHEX. The commencement trading date of the New Shares will be announced on the CSE and the ATHEX and will be published in the Cypriot and Greek press. The commencement trading date of the New Shares will be within five working days from the date that the listing of the New Shares is approved by both the CSE and ATHEX. It is noted that the above indicative timetable may be affected by any unforeseen circumstances and may be altered accordingly. Such amendments will be announced to the CSE and ATHEX.	

[9] The Tender Offer is declared null and void if the proposed resolutions are not approved at the AGM

It is noted that pursuant to Cyprus Law and the Articles of Association of the Bank (articles 57-59), the adjournment of the General Meeting of the shareholders is possible only if the minimum quorum of 10 shareholders present is not achieved, or by decision of the same meeting.

Based on the above, in the event that the total number of Shares of the Company are offered through the Tender Offer up to 430,272,271 shares will be issued by the Offeror, and in this case the total number of shares of the Bank will be 979,806,598 shares[10]. The New Shares that will be issued will have equal rights with the existing issued shares of the Bank. Furthermore, it should be noted that the following Bank's shareholders' rights are in force:

- Each share in the Bank incorporates all the rights and obligations defined by the Cyprus Companies Law chapter 113 ("the Law") and the Bank's Articles of Association, which, however, does not contain any more restrictive provisions than the above Law does. The acquisition of a share, therefore, implies the acceptance by its owner of the Bank's Articles of Association and of the legitimate decisions reached at the General Meetings of the shareholders.

- The Bank's Articles of Association do not include any special rights in favour of any particular group of shareholders.

- The shares in the Bank are freely negotiable. However, they are subject to restrictions of percentage holdings in the Bank's share capital without prior approval of the Central Bank of Cyprus, by way of special approval for exceeding certain percentage limits. Specifically, the Central Bank of Cyprus must approve any increases of shareholder percentage holdings which exceed 10% of the Bank's share capital, whereas it has the right to set (that is at the time of the approval) new percentage limits which if they are exceeded will necessitate further notification.

- The shareholders' liability is limited to the nominal value of the shares they own. The shareholders participate in the management and the profits of the Bank according to Company Law and the provisions of the Articles of Association. The rights and obligations that arise from each share are passed on to any universal or specific beneficiary of the shareholder.

  The shareholders exercise their rights concerning the management of the Bank only through the General Meetings.

- The Bank's shareholders have pre-emptive rights to any future increase of the Bank's share capital proportionally to their participation in the existing share capital.

[10] The New Shares that will be allotted to the Accepting Shareholders as a result of possible fractional balances referred to above, the exact quantity of which cannot be calculated in advance, must be added to the above number of shares which will be issued and to the total number of shares of the Offeror following the increase.

- In no circumstances can any creditors of the shareholders initiate confiscation of any of the Bank's assets, or get involved in any way in the management or administration of the Bank.
- Notwithstanding the provisions of article 61 of the Articles of Association every share carries the right to one vote. If there are joint owners of a share then the vote of the senior owner will be accepted.
- Each shareholder can participate in the General Meeting of the Bank's shareholders either in person or by proxy, subject to the provisions of the Bank's Articles of Association.
- Each shareholder is entitled to receive, if he so requests, a copy of the latest balance sheet of the Bank and the appended auditors' report thereon.

Finally, to clarify, the issue of New Shares is not subject to approval by any administrative relevant authority, whereas according to Cyprus law, an increase in capital with consideration in kind is not governed by any special procedure (e.g. revaluation of this consideration in kind etc).

2.13 Information concerning the financing of the Tender Offer

The Offeror intends to finance the payment of that part of the Offer Consideration corresponding to the cash element from internal liquid resources.

2.14 Conditions precedent

A. The Tender Offer is subject to the following pre-conditions:

(a) The approval at the Extraordinary General Meeting of the shareholders of Bank of Cyprus, which will take place on 28 July 2006, of the relevant ordinary resolution for the increase in the authorised share capital (requires a majority of at least 50% of the votes of those present (either in person or by proxy) and voting shareholders of the Offeror at the Extraordinary General Meeting) and the approval by special resolution to waive the pre-emption rights of the Offeror's existing shareholders in relation to the issue of the shares (requires a majority of at least 75% of the votes of those present (either in person or by proxy) and voting shareholders of the Offeror at the Extraordinary General Meeting), by which the Board of Directors will be authorised to issue and allot the Offeror's New Shares in implementation of the Tender Offer. An extensive analysis of the procedure for the issue of New Shares as well as an indicative timetable are contained in the paragraph 2.12.B above.

(b) The Offeror to obtain approval from the Central Bank of Cyprus according to Cypriot banking law for the acquisition of control over Emporiki Bank by the Offeror according to the provisions of this Tender Offer and potential revisions to it.

(c) The Offeror to obtain approval from the Bank of Greece according to article 17 of Law 2076/1992 (Government Gazette A' 130) for the acquisition of special participation in Emporiki Bank by the Offeror according to the provisions of this Tender Offer and potential revisions to it.

(d) The Offeror to obtain, in terms satisfactory to it, approval for the acquisition of control over Emporiki Bank, according to the provisions of this Tender Offer and potential revisions to it, from the Cyprus Commission for the Protection of Competition according to the domestic anti-monopolies legislation.

(e) The Offeror to obtain, in terms satisfactory to it, approval for the acquisition of control over Emporiki Bank, according to the provisions of this Tender Offer and potential revisions to it, from the Hellenic Competition Commission according to Law 703/1977.

Where it is not feasible to obtain any of the above consents by the last day of the Acceptance Period, the Tender Offer will be no longer be valid.

B. It should be noted that the completion of the Tender Offer creates an obligation to obtain the following approvals or performance of the following procedures, which do not comprise conditions of the Tender Offer for the Offeror, however if they are not obtained before the clearance date of the transaction and transfer of Offered Shares, they may result in the Offeror having to sell or disrupt operations of the relevant subsidiaries or branches of the Company or the payment of fines. The Offeror will aim in each case to do everything possible to avoid such consequences.

These approvals and procedures are:

(a) The approval of the Bulgarian National Bank in relation to the indirect acquisition of Emporiki Bank Bulgaria AD according to Bulgarian banking law.

(b) The approval of the National Bank of Romania for the participation aimed at by of the Offeror as a significant shareholder in Emporiki Bank S.A. Romania within three (3) months of the date of notification according to Romanian banking law.

(c) The approval of the Albanian Competition Authority according to Albanian antitrust law.

(d) The assumption that the German Financial Regulatory Authority (Bundesanstalt fur Finanzdienstleinstungsaufsicht) will not exercise its right to oppose the intention of the Offeror to become a significant shareholder of Emporiki Bank Deutschland GmbH within three (3) months from the notification date, according to German banking law.

(e) The approval of the appropriate department of the Ministry of Development of the indirect acquisition of control over the subsidiary company Phoenix Metrolife Emporiki S.A. according to the provisions of law 400/1970 as in force.

2.15 Acceptance Period

The Acceptance Period, during which the Shareholders may declare their acceptance of the Tender Offer, commences on the 7 July 2006 and ends on the 7 August 2006, that is the Offer is open for a total 32 days.

In the event that an information memorandum is approved by the CMC with a competitive offer other than this Tender Offer and the Offeror does not revoke this Tender Offer by public notice within three (3) days, then the Acceptance Period is automatically extended to the end of the period of the competitive offer.

2.16 Declarations of Acceptance – Procedure for lodging of Declarations of Acceptance – Non-revocability of Declaration of Acceptance

Bank of Cyprus must have systems and procedures to enable it to satisfy the requirements of its role of Receiving Bank of the Tender Offer with the aim of implementing the Tender Offer as efficiently and as best as possible.

The Declaration of Acceptance may be lodged personally or by representatives. If it is lodged by a representative the relevant power of attorney authorising the representative must include clear instructions and full details of both the Accepting Shareholder and the representative, with the signature of the Accepting Shareholder certified as genuine by a police department or other government authority.

Accepting Shareholders may authorise the Initial Operator of their Shares Account on the DSS (as defined in the Clearance Regulations), to take all the necessary steps for the acceptance of Tender Offer on their behalf. This point is made for information purposes only and is not a recommendation by the Offeror.

Accepting Shareholders must complete and lodge the Declaration of Acceptance at any branch of the Receiving Bank in Greece. Copies of Declaration of Acceptance forms will be available at any working hour of any working day throughout the Acceptance Period from the branches of the Receiving Bank. Specifically, the procedure for Acceptance is as follows:

A) The Accepting Shareholders must first contact the Initial Operator of their Shares, as noted on the Declaration of Acceptance, from whom they will request an up to date printout of the Investor's Securities Account with their personal details as recorded on the DSS (DSS printout).

B) The Accepting Shareholders will instruct the Initial Operator to transfer the quantity of Offered Shares, for handling by the Receiving Bank (handler code 556 "Bank of Cyprus Custody 1")

In the event that the Offered Shares are registered on the Special Securities Account (as defined by the Operating Regulations of the CSD) the Accepting Shareholder (instead of the aforementioned request to the Initial Operator) must submit a transfer request to the CSD transferring the Offered Shares to the handling of the Receiving Bank.

If the Offered Shares have been registered in the Special Securities Account (as defined in the Clearance Regulations), the Accepting Shareholder must first proceed with the cancellation of any charges.

The Accepting Shareholders must present themselves at Bank of Cyprus branches for the acceptance of the Tender Offer with the following documents:

(a) Identification card

(b) Up to date DSS printout from their Initial Operator, per A above

(c) A copy of the instruction of their Initial Operator, per B above, for the transfer of the Offered Shares for handling by the Receiving Bank (handler code 556 "Bank of Cyprus Custody 1") signed by the Initial Operator.

At the branch where the Declaration of Acceptance is lodged, the Accepting Shareholder will receive a copy of the Declaration of Acceptance and computer certified proof of registration of the Declaration of Acceptance signed by the Receiving Bank.

Copies of Declaration of Acceptance forms will be available at any working hour of any working day throughout the Acceptance Period from the branches of the Receiving Bank.

By duly and validly completing the above procedures within the prescribed period, the Accepting Shareholder will be deemed to have accepted the Tender Offer.

The Declaration of Acceptance includes an irrevocable instruction and authorisation from the Accepting Shareholder to the Receiving Bank to take all steps required for the completion of the sale and transfer of the Offered Shares, or for their return to the Initial Operator (as defined in the Clearance regulations) who originally transferred the Offered Shares of the Accepting Shareholder, and who is named on the Declaration of Acceptance, where the circumstances described in paragraph 2.18 C below arise.

Declarations of Acceptance submitted in accordance with the above procedures may not be revoked unless the Accepting Shareholder intends to accept a new Competitive Offer, that is to say a tender offer approved by the CMC in accordance with article 26 of the Law, or a potential revised offer which could be submitted by Credit Agricole in accordance with article 21 of the Law and which will be likewise approved by the CMC. In such a case Accepting Shareholders who have submitted Declarations of Acceptance may revoke them in order to accept such a Competitive Offer or a revised offer by Credit Agricole, lodging the Declaration of Revocation with the Receiving Bank.

The Accepting Shareholders, who wish to be represented by their Initial Operator, must first contact the Initial Operator of their shares, who is noted on the Declaration of Acceptance, which will be submitted by the Initial Operator, and to authorise the Initial Operator to represent them in the procedures for the acceptance of the Tender Offer.

The Initial Operator will dispatch an authorised representative to the Custody Department of Bank of Cyprus (170 Alexandras Avenue, 7th floor) providing all the necessary documents (printed and soft copies) based on the relevant letter with instructions that will be sent to custodians and operators.

To clarify, the Declaration of Acceptance will not be accepted if it comes from persons to which the Tender Offer cannot legally be addressed, according to paragraph 2.21 below.

2.17 Publication of the results of the Tender Offer

The results of the Tender Offer will be published within two (2) working days of expiry of the Acceptance Period on the website and on the Daily Official List of the ATHEX and on the Offeror's website.

2.18 Procedure for the payment of the Offer Consideration – Procedure for the transfer of the Offered Shares – Transfer of Shares not transferred

A. After the announcement of the results of the Tender Offer, an agreement for the off-market transfer of the Offered Shares will be entered into between each of the Accepting Shareholders, as the sellers, and the Offeror, as the purchaser, in accordance with the terms of the Tender Offer.

B. The off-market transfer of the Offered Shares under the Tender Offer and payment of the cash element of the Offer Consideration will take place as follows:

(a) Within three (3) working days of approval by the Board of Directors of the ATHEX for the listing of the New Shares on the ATHEX, the Receiving Bank, *or third party appointed by and acting as* representative of the Accepting Shareholders, and the Offeror will enter into the agreement envisaged by article 46 of the DSS Operating Rules for the off-market transfer of the Transferred Shares. The Receiving Bank acting in the above capacity will take all the necessary actions for the submission to the CSD of the necessary documents for the registration of the transfer of the Transferred Shares on the D.S.S.

(b) Off-market transfers of Transferred Shares will be registered on the DSS on the third (3rd) working day after submission to the CSD of all the documents required for the transfer, in accordance with article 46 of the DSS Operating Rules.

(c) On the same day, the third (3rd) working day, on which registration under (b) above is completed, the Receiving Bank will pay the cash element of the Offer Consideration to each of the Accepting Shareholders, either by crediting their deposits account with the Receiving Bank, if there is one, or by cash payment in person to the Accepting Shareholder at any branch of the Receiving Bank in Greece, on production of his/her identity card or passport and a copy of the Declaration of Acceptance, and/or relevant corporate or authorisation documents, according to the method of payment indicated by the Accepting Shareholder in the Declaration of Acceptance. Similarly, on the same working day, the third working day after the registration, as indicated in (b) above, the New Shares will be allocated to the Accepting Shareholders' share accounts.

C. Where the Accepting Shareholder submits a Declaration of Revocation, or the Offeror revokes the Tender Offer in the event of article 20 of the Law, or the Tender Offer is no longer valid due to the non-satisfaction of the conditions of paragraph 2.14, the Receiving Bank will transfer the Offered Shares to the Initial Operator (as defined in the Clearance Regulations) appointed by the Accepting Shareholder in the Declaration of Acceptance, by at the latest one (1) working day after submission of the Declaration of Revocation by the Accepting Shareholder or the revocation of the Tender Offer or the Tender Offer being deemed invalid respectively.

2.19 The Offeror's business plans relating to the Company

The basic reasoning behind the Offeror's decision to address a Competitive Tender Offer for the acquisition of 100% of the shares of Emporiki Bank is the existence on the side of Emporiki of an extensive branch network and customer base in Greece which complements the existing presence of the Bank of Cyprus, the complementary nature of the deposit bases of the two organisations as well as the presence of Emporiki in countries where Bank of Cyprus intends to expand its operations in the immediate future.

As far as the continuation of the presence and operations of Emporiki are concerned, the objective is the continuance and further expansion of Emporiki Bank's operations both in the Greek market, as well as the Balkans and countries of the former Soviet Union, through the creation of strong Hellenic banking organisation, which will have a large branch network in Greece and Cyprus and which will be comparable with its competitors in all the profitability and operational performance indicators. Within this context, it is the intention of the Offeror in the medium term to initiate procedures for the spin-off of the banking sector of the Bank of Cyprus Public Company Ltd in Greece and its legal and operational merger by absorption by Emporiki Bank.

With the completion of the Tender Offer, the Offeror does not intend to request the de-listing of the Company from the ATHEX.

Regarding the subsidiary companies of Emporiki Bank, for those where a "Framework Agreement" has been implemented between Emporiki and Credit Agricole SA, the intention of the Offeror concerning the continuation or otherwise of their operations and their manner of operation and the decision making process of the appropriate body of each subsidiary, will be formulated following the Offeror obtaining detailed information regarding the terms of the "Framework Agreement" and from specific contact which it will have with Credit Agricole SA and will be based on the interests of Emporiki Bank and its shareholders.

For the subsidiaries for which the "Framework Agreement" is not applicable, the Offeror will examine the extent to which the prospects of each subsidiary can contribute to the profitability of the group to which they belong, and will thereby take relevant decisions.

Following the recommendation of the CMC the following is also noted: «The Offeror is obligated to submit a compulsory tender offer for the acquisition of the minority shares of the subsidiary societe anonyme of Emporiki Bank, known as Phoenix Metrolife Emporiki A.E., in the event that control over Emporiki Bank is obtained as a result of the Tender Offer».

As far as the Board of Directors of Emporiki is concerned, the Offeror, bearing in mind that it will hold at least 40% of the shares of the Company, principles of corporate governance and its desire to further enhance the significant role of the Board of Directors in the operation of the Company, will make whatever changes are necessary, including the recommendations of the majority of members of the Board of Directors.

The Offeror intends to retain the staff of Emporiki Bank and to take advantage of the existing officers and employees based on an evaluation of their professional experience and the new needs and prospects that will be created.

The Offeror intends to implement the above objectives by:

- Reorganizing its network to increase sales, improve customer service and enhance customer satisfaction,
- Restructuring / upgrading information technology systems to ensure future development of the new Group
- Improvement in the management and administration of human resources
- Upgrading risk management systems
- Reduction of costs and containment of future increases
- Expansion of operations with the aim of increasing market share both in the Greek market and in the Balkans.

Reorganization of the network to increase sales, improvement in customer services and increasing customer satisfaction

Reorganisation will be carried out on the basis of the following organizational structure:

- branches (consumer)
- business centres (SME)
- corporate centres (Large Businesses),

with the aim of the best possible coverage across Greece. Given that Emporiki Bank has an extensive network of branches throughout Greece (373 branches[12]) whereas the Bank of Cyprus is in the course of the development of its network (currently 112), it is expected that there will be savings as a result of reorganizing the branch network without affecting the sales potential of the new Group or the service to customers.

At the same time by centralizing divisions, the branches will be relieved of routine work, releasing time for increasing sales and for faster service to customers.

Restructuring / upgrading information technology systems to ensure future development of the new Group

Specifically, a common platform for systems and procedures will be introduced by upgrading the speed and quality of information with the aim of strengthening sales and decision-making procedures.

Improvement in the management and administration of human resources

The Offeror's objective is to:

- Create a friendly, accessible and operational working environment with opportunities for training and learning linked to increases in productivity and performance, with the emphasis on sales

[12] *Source:* Emporiki Bank website on 4 July 2006

- For members of the work force wishing to leave, a voluntary severance package will be offered.

Upgrading risk management systems

The Offeror plans to harmonise the Company's risk management policy with its own, giving emphasis to the management of all risks (credit, markets and operational risks). It will therefore integrate its methods and systems of risk assessment in the new Group and will provide the workforce with the necessary training.

Reduction of costs and containment of future increases

Reduction in costs is expected to be achieved through the:

- Reduction in the administrative costs through the operational merger of the centralised departments of the two organisations. The new structure of the centralised departments will be formed based on the human resources requirements which will be needed to carry out the work at the centralised level and it will give the opportunity to the staff that were employed by the two separate centralised departments to be utilised in the expansion of the operations of the branch network.
- Re-organisation of the branch network
- Implementation of a programme of voluntary retirement for staff
- Implementation of effective measures for assessing and restricting costs

It should be noted that in the event that the Tender Offer is completed, negative consequences regarding the number of employees and officers of the Offeror are not anticipated.

Expansion of operations with the aim of increase market share both in the Greek market and in the Balkans

The Offeror will support the expansion of operations in Greece in three ways.

- Introduction of new, innovative products and exploitation of the existing branch network with the objective of increasing market share in loans
- Exploitation of the deposit base of the new Group to increase sales and profitability
- Further growth in leasing, factoring, bancassurance and mutual funds operations.

In the Balkans the expansion of the new Group will be promoted in countries where emporiki Bank carries on its business activities, by enhancing its presence there with the emphasis on sales and customer service and exploiting customer relations as far possible across the Group.

The synergies from the acquisition of Emporiki Bank are in relation to the income as well as the expenses of the new group. On the income side, the synergies will that will arise will come from the development of cross selling to consumer customers of both organisations and the management of the SME customers of Emporiki based on the successful experience of Bank of Cyprus. On the cost side, synergies will arise from the centralisation of operations and activities that are currently carried out by branches, as well as from product integration (mutual funds, property management etc) and information technology systems.

2.20 Information relating to recent dealings in the Shares

During the twelve (12) months preceding the announcement of the Tender Offer, the Offeror did not acquire any Shares.

2.21 Shareholders outside Greece

The Tender Offer is addressed only to those persons to whom it can lawfully be addressed and is made only in those countries in which it can lawfully be made. Submission of the Tender Offer to persons who are the nationals or residents of, or who are domiciled in, a country outside Greece, or to the representatives or the trustees or the custodians of shares of persons outside Greece, is considered to take place only if it complies with the laws of those countries.

Any person who may receive a copy of this Information Memorandum and / or the Declaration of Acceptance in any country outside Greece must not consider that the invitation or offer is addressed to him and under no circumstances can he make use of the Declaration of Acceptance if in the corresponding country neither the above invitation nor the offer can lawfully be submitted to this individual, or if the Declaration of Acceptance cannot be used without breach of any relevant provisions of law. In these circumstances the Information Memorandum and / or the Declaration of Acceptance will be deemed as not sent.

Each person outside Greece who wishes to accept the Tender Offer is responsible for obtaining information and for complying fully with the legal requirements in the relevant country in relation to the Tender Offer. Any person outside Greece who has any doubts concerning the system of law governing the matter must take professional advice.

In particular, the Tender Offer must not be addressed in any way or in any form (document or otherwise), directly or indirectly, within or to a country that constitutes an Exempted Country or to any person connected with an Exempted Country. For this reason the sending, distribution, posting or in any other way promotion of copies or duplicates of this Information Memorandum or of any document or other material relating to this Tender Offer by any person whatsoever to or from the Exempted Countries, is prohibited.

No Declaration of Acceptance under this Tender Offer may be received by the Exempted Countries or by any person who is a national, resident of or who is domiciled in an Exempted Country, and the Offer Consideration cannot be paid to an account or sent to an address in any Exempted Country. Any person may be considered not to have validly accepted this Tender Offer to the extent that he/she has not fully completed the Declaration of Acceptance in accordance with its terms and conditions.

If any person promotes the Information Memorandum or any other document or material relating to the Tender Offer within, to or from any of the Exempted Countries or uses the postal service or any other means whatsoever of an Exempted Country, then such person is obliged to draw the attention of the recipient to this paragraph 2.21.

2.22 Applicable law and jurisdiction

In submitting the Declaration of Acceptance, the person submitting accepts that the Tender Offer, the Declaration of Acceptance, the transfer of the Shares and generally all transactions and agreements entered into within the framework of the Tender Offer are subject to the laws of Greece.

For the resolution of all disputes relating to the application and interpretation of the Tender Offer and all relevant transactions and agreements, the Courts of Athens will have exclusive jurisdiction.

3. REPORTS BY THE OFFEROR'S ADVISERS

This Tender Offer is an offer for the payment of consideration in cash and shares. For this reason the viability of the Tender Offer depends on the ability of the Offeror to pay the Offer Consideration to the Accepting Shareholders in both these aspects. The Offeror intends to finance the payment of the cash element of the Offer Consideration from its internal liquid resources. Credit Suisse Securities (Europe) Ltd has provided a certificate as to the availability of the capital required to pay the Offer Consideration to the Accepting Shareholders and as to the appropriate steps taken for issue of the new shares forming part of the Offer Consideration.

Specifically, on 21 June 2006 the Board of Directors of the Offeror decided to convene an Extraordinary General meeting of the Offeror's shareholders at 6 p.m. on Friday 28 July 2006 regarding the increase of the authorised share capital of the Offeror from £300,000,000 to £600,000,000 with the creation of 600,000,000 additional ordinary shares with a nominal value of £0.50 each and the approval of the shareholders that the Offeror's shares that will be issued as part of the Offer Consideration according to the provisions of the Tender Offer as it stands on 25 July 2006, will not be offered initially to the Offeror's existing shareholders, as provided in the Articles of Association of the Bank, but will be offered instead to the shareholders of Emporiki Bank of Greece S.A. who validly accept the Offeror's Tender Offer, so as to allow for the acquisition of up to 100% of the shares of Emporiki Bank of Greece S.A..

It should be noted that for the aforementioned increase in the Offeror's authorised share capital an Ordinary Resolution is needed, which requires a majority of at least 50% of the votes of those present (either in person or by proxy) voting shareholders of the Offeror at the Extraordinary General Meeting. Regarding the waiving of the pre-emption rights of the Offeror's existing shareholders related to the issue, a Special Resolution of the Offeror's shareholders is needed, which requires a majority of at least a 75% of the votes of those present (either in person or by proxy) voting shareholders of the Offeror at the Extraordinary General Meeting.

Furthermore, on 3 July 2006 the notices of the Extraordinary General Meeting were distributed.

We therefore consider the Tender Offer credible, that the Offeror has taken the appropriate steps for the management of the completion of the Tender Offer procedures, that the implementation timetable is achievable and that the Offeror has sufficient liquidity to pay the part of the Offer Consideration comprising the cash element, provided that no circumstances will arise amounting to *force majeure* which could lead to a situation in which the Offeror could not pay. The Advisers are unable to provide any assurances that the conditions precedent described in paragraph 2.14 of this Information Memorandum will be met. Finally, in jointly signing this Information Memorandum the Advisers certify that they have taken due care to ensure that the contents of this Information Memorandum are accurate.

3. REPORTS BY THE OFFEROR'S ADVISERS

5 July 2006

THE OFFEROR

Vassilis G. Rologis	Andreas Eliades
Chairman of the Board of Directors	Chief Executive Officer

THE OFFEROR'S ADVISERS

Credit Suisse Securities (Europe) Ltd

Signature: ______________________

Name: Stephanos D. Papapanagiotou, Vice President, Investment Banking

The Cyprus Investment and Securities Corporation Limited (CISCO)

Signature: ______________________

Name: Anna Sofroniou Vafeades, General Manager

Annual Reports

Rule 12g3-2(b) File No.082-34996

Presentations

Rule 12g3-2(b) File No.082-34996

27 July 2006



Profitability

Balance sheet items

Revised targets for 2006

Group financial results for 1st Half 2006

Bank of Cyprus Group

27 July 2006

Profitability

Balance sheet items

Revised targets for 2006

Profitability

Bank of Cyprus Group

Increased profitability



Profit before provisions (C£ mn)
+68%
81
135
1H '05
1H '06
Profit after tax (C£ mn)
+172%
31
85
1H '05
1H '06

Bank of Cyprus Group

Results for 1st Half 2006

Significant profitability increase

- Profit after tax reached C£85 mn (+172%)
- Total income increased by 30%
- Total expenses rate of growth contained to 3%
- Profit from sale and change in fair value of financial instruments C£19 mn
- Lower provision charge (-20%)

Significant improvement of key performance indicators

- Cost to income ratio improved to 47,1%, (1H05: 59,1%)
- Return on equity improved to 21,5% (1H05: 10,9%)

Further expansion of operations

- Significant increase in loans (19%) and deposits (15%)
- Lending market share increase both in Cyprus and Greece

Bank of Cyprus Group

Increased profitability

INCOME STATEMENT (C£ mn)	1H '06	1H '05	±	Year '05
Total income	255	197	+30%	419
Total expenses	120	116	+3%	237
Profit before provisions	135	81	+68%	182
Profit before tax	101	38	+164%	91
Profit after tax	85	31	+172%	72
Earnings per share (cent)	15,6	6,3	+148%	14,4

KEY INDICATORS	1H '06	1H '05	±	
Return on equity	21,5%	10,9%	+10,6pp	11,9%
Cost / Income	47,1%	59,1%	-12,0pp	56,7%

pp = percentage points, 1 pp = 1%

Interest income

Net interest margin


• Group
2,63%
2,54%
2,64%
2,64%
2,79%
2,70%
• Cyprus
2,35%
2,27%
2,28%
2,12%
2,32%
2,21%
• Greece
2,72%
2,84%
2,99%
3,10%
3,15%
3,11%
1H '05
3Q '05
4Q '05
1Q '06
2Q '06
1H '06

Reduction in 2005 in the CYP base rate by 125 b.p.

Increase in foreign currency deposits earning lower spread

Favourable adjustment in cost of deposits

Increase in loans to deposits ratio

Net interest income (C£ mn)


+24%
132
164
1H '05
1H '06

Insurance operations – income and contribution



Profit before tax
(C£ mn)
110
100
90
80
70
60
50
40
30
20
10
0
Insurance
Property
Banking
1H '05
1H '06

- Income from insurance operations
  - C£13 mn
  - 12% annual increase
- Profit before tax from insurance operations
  - C£8 mn
  - 18% annual increase
- Contribution of insurance operations to Group results
  - 8% of profit before tax

Other income (other than interest and insurance income)

	1H '05	1H '06	
Other income (C£ mn)	53	78	+48%
Fees and commissions	43	49	+14%
Foreign exchange	6	8	+35%
Sale and change in fair value of financial instruments	-0,1	19	
Other	4	2	-38%

Cost containment


Cost / Income
• Group
59,1%
56,7%
47,1%
• Cyprus
60,5%
58,0%
44,6%
• Greece
56,1%
52,4%
49,0%
1H '05
FY '05
1H '06


Staff costs (C£ mn)
+1%
74
75
1H '05
1H '06
Other operating expenses (C£ mn)
+7%
42
45
1H '05
1H '06

Bad debt provision charge


Provision charge / Total loans
1,3%
1,2%
0,8%
'04
'05
1H '06

- **Charge for 1H2006: C£34 mn** (1H2005: C£42 mn)

Profitability of Cyprus operations

C£ mn	±	1H '06	1H '05	*Year '05*
Net interest income	+28%	89	70	*149*
Fees and commissions	+16%	34	28	*62*
Income from insurance operations	+8%	12	11	*21*
Profit from disposal & reval'n of fin. instr.		17	2	*6*
Foreign exchange and other income	+24%	9	8	*16*
Total income	+35%	161	119	*254*
Staff costs	-4%	(49)	(51)	*(103)*
Other operating expenses	+8%	(23)	(21)	*(44)*
Total expenses		(72)	(72)	*(147)*
Profit before provisions	+90%	89	47	*107*
Contribution		*66%*	*58%*	*59%*
Provision for bad debts	-45%	(15)	(27)	*(60)*
Profit before tax	+276%	74	20	*47*
Contribution		*74%*	*52%*	*51%*
Tax	+266%	(8)	(3)	*(5)*
Profit after tax	+277%	66	17	*42*
Contribution		*78%*	*56%*	*58%*
Cost / Income		44,6%	60,5%	*58,0%*
Return on equity		33,8%	10,6%	*12,0%*

Bank of Cyprus Group

Profitability of Greek operations

C£ mn	±	1H '06	1H '05	*Year '05*
Net interest income	+24%	65	52	*111*
Fees and commissions	+10%	13	12	*23*
Income from insurance operations	+61%	1	1	*2*
Profit from disposal & reval'n of fin. instr.		2	-2	*1*
Foreign exchange and other income	-34%	1	1	*3*
Total income	+27%	82	64	*140*
Staff costs	+16%	(21)	(18)	*(37)*
Other operating expenses	+6%	(19)	(18)	*(36)*
Total expenses	+11%	(40)	(36)	*(7[illegible])*
Profit before provisions	+47%	42	28	*67*
Contribution		*31%*	*35%*	*37%*
Provision for bad debts	+27%	(18)	(14)	*(31)*
Profit before tax	+68%	24	14	*36*
Contribution		*23%*	*36%*	*40%*
Tax	+89%	(7)	(4)	*(11)*
Profit after tax	+60%	17	10	*25*
Contribution		*19%*	*33%*	*34%*
Cost / Income		49,0%	56,1%	*52,4[illegible]*
Return on equity		13,0%	9,3%	*11,1[illegible]*

Bank of Cyprus Group

Profitability of operations in Other countries

C£ mn	±	1H 2006	1H 2005	Year 2005
Net interest income	-7%	9	10	*20*
Fees and commissions	+9%	3	3	*5*
Income from insurance operations		-	-	-
Profit from disposal & reval'n of fin. instr.		0	0	*0*
Foreign exchange and other income	-61%	0	0	*0*
Total income	-9%	12	13	*25*
Staff costs	+1%	(5)	(5)	*(11)*
Other operating expenses	+3%	(3)	(3)	*(6)*
Total expenses	+1%	(8)	(8)	*(17)*
Profit before provisions	-24%	4	5	*8*
Contribution		*3%*	*7%*	*5%*
Provision for bad debts	-17%	(1)	(1)	*(0)*
Profit before tax	-25%	3	4	*8*
Contribution		*3%*	*12%*	*9%*
Tax	-39%	(1)	(0)	*(2)*
Profit after tax	-21%	2	4	*6*
Contribution		*3%*	*11%*	*8%*
Cost / Income		67,2%	60,7%	*67,2%*
Return on equity		11,2%	15,5%	*12,9%*

Bank of Cyprus Group

27 July 2006

Profitability

Balance sheet items

Revised targets for 2006

Balance sheet items

Bank of Cyprus Group

Balance sheet overview

(C£ mn)	06/2006	06/2005	+%	12/2005
Cash and balances with central banks	**597**	465	**+28%**	612
Placements with banks	**2.236**	2.118	**+6%**	2.578
Debt securities, tbills, equity investments	**2.123**	1.814	**+17%**	2.035
Net loans to customers	**7.641**	6.420	**+19%**	6.984
Other assets (incl. net assets attributable to life insurance policyholders)	**626**	564	**+11%**	593
Total assets	**13.223**	11.381	**+16%**	12.802
Amounts due to banks	**356**	393	**-9%**	178
Customer deposits	**10.673**	9.264	**+15%**	10.724
Debt securities in issue	**560**	320	**+75%**	318
Other liabilities (incl. liabilities to life insurance policyholders	**497**	449	**+10%**	455
Subordinated loan stock	**319**	363	**-12%**	365
Shareholders' equity	**818**	592	**+38%**	762

Bank of Cyprus

Loans by geographic sector

June '05: C£6,8 bn June '06: C£8,1 bn
Increase of 19%


3.909
3.443
3.272
2.794
715
743
30.6.05
30.6.06

	Share in total Group portfolio		Annual increase %
▪ Cyprus	48%	48%	20%
▪ Greece	41%	43%	23%
▪ Other countries	11%	9%	4%

Bank of Cyprus

Market share in loans

Cyprus operations

- **Market share increase**
  - **from 24,4% (Apr '05) to 25,9% (Apr '06)**

Greek operations

- **Market share increase**
  - **from 3,76% (Apr '05) to 3,89% (Apr '06)**
- **Increase (June '06 - '05)**
  - **Housing loan balances 53%**
  - **Consumer loan balances 37%**

Page 17

Well diversified loan portfolio

Cyprus


Retail
37%
SMEs
16%
Corporate
47%

Group


Retail 33%
(31.12.05: 32%)
Corporate 37%
(31.12.05: 38%)

Greece


SMEs
45%
Retail
30%
Corporate
25%


Other
5%
Property & constr'n
14%
Tourism
9%
Trade
16%
Manufacturing
5%
51%

Development of non-performing loans (NPLs)

Evolution of NPLs [1]


49,6%
49,9%
43,2%
49,8%
Provisions / NPLs
NPLs in arrear for > 6 mont
See Note:
NPLs in arrear for > 3 mor
31.12.04
31.12.05 1.1.06
30.6.06

Note:
As of 1/1/2006, the criteria for classifying loans as NPLs have chang..d to include all loans in arrears for longer than 3 months. In addition .. e NPL classification is applied to all other loans of the customers \...o have a specific facility as non-performing.

Non-performing loans (NPLs) *(continued)*

30.6.06 (C£ mn)	
Total loans (net of interest suspension)	**7.9[illegible]**
Non-performing loans (NPLs)	6[illegible]
Provision for bad and doubtful debts	(32[illegible]
NPLs / Total loans	8,[illegible]
NPLs coverage (1)	49,8[illegible]

(1) The remainder balance of NPLs is fully covered by tangible collateral.

Deposits by geographic sector

June '05: C£9,3 bn June '06: C£10,7 bn
Increase of 15%



5.032
3.575
657
5.980
3.988
705
30.6.05
30.6.06

	Share in the Group total % 30.6.05	Share in the Group total % 30.6.06	Annual increase %	Market share
■ Cyprus	54%	56%	19%	29,5%
■ Greece	39%	37%	12%	3,6%
■ Other countries	7%	7%	7%	

Operations in Other countries

United Kingdom and Channel Islands

C£ mn	30.6.06	30.6.05	±%
Loans	591	574	+3%
Deposits	587	551	+7%
Profit before provisions	4	5	-22%

Australia

C£ mn	30.6.06	30.6.05	±%
Loans	152	141	[illegible]
Deposits	118	105	+12%

Group liquidity

Loans / Deposits (%)


73,2%
71,7%
69,0%
74,1%
75,8%
06.05
09.05
12.05
03.06
06.06

- **High liquidity**
- **Strong deposit base**
- **Lower liquidity requirement in foreign currency is expected with the entry of Cyprus in the eurozone in 2008**
- **Increase in net interest margin**

Bank of Cyprus Group

Group capital base

Capital adequacy ratio


14,1%
8,5%
1,3%
4,3%
12,9%
8,4%
1,2%
3,3%
Core Tier 1
Hybrid
Tier 2
31.12.05
30.6.06

C£ mn	June '06
Tier 1 capital	**761**
- Core Tier 1	667
Tier 2 capital	**260**
Total capital	**1.021**
Risk weighted assets	**7.906**

Bank of Cyprus Group

27 July 2006

Profitability

Balance sheet items

Revised targets for 2006

Revised Targets for 2006

Evolution and target of profit after tax (C£ mn)


TARGET
Revised target C£160 mn
Previous target C£120 mn
160
120
85
72
31
39
16
1H FY
2004
1H FY
2005
1H FY
2006

Evolution and target % non-performing loans


9,3%
8,6%
8,1%
< 7,5%
1/1/06
31/3/06
30/6/06
Target
31/12/06

Bank of Cyprus Group

Page 27

Disclaimer

Certain statements, beliefs and opinions in this presentation are forward-looking. Such statements can be generally identified by the use of terms such as "believes", "expects", "may", "will", "should", "would", "could", "plans", "anticipates" and comparable terms and the negatives of such terms. By their nature, forward-looking statements involve risks and uncertainties and assumptions about the Group that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. We have based these forward-looking statements on our current expectations and projections about future events. The Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Readers are cautioned not to place undue reliance on forward-looking statements, which are based on facts known to the Group only as of the date of this presentation.

Neither this presentation nor a copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the united States of America, its territories or possessions. Neither this presentation nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any such securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The distribution of this presentation in other jurisdictions may be restricted by law and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions.

The securities issued by the Bank of Cyprus Public Company Ltd have not been, and will not be, registered under the US Securities Act of 1933 ("the Securities Act"), or under the applicable securities laws of Canada, Australia or Japan.

Cyprus Group

Page 28

Filings with the Registrar of Companies

Rule 12g3-2(b) File No.082-34996

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 11/07/2006 09:28

ρ. Δικαιολογητικού: 587369 / 1

Αρ. ΓΛ302: Α 347153

Ποσό: 5,00

Αιτητής: 52003 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Χαρτόσημα:

Απο Λογαριασμό:

Ίαραλήπτης: Εύη Χατζηβασιλείου

Στις: 11/07/2006 9:28:59

ρ. Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
E165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
Αλλαγή Αξιωματούχων και των στοιχείων τους	149			5,00	
HE4 - Κοινοποίηση αλλαγής Αξιωματούχ. και των στοιχείων τους					
	ΟΛΙΚΟ ΛΚ			5,00	

Αριθμός Εταιρείας
ΗΕ 0165

Κοινοποίηση αλλαγής Αξιωματούχων
ή αλλαγής στα στοιχεία τους.
Με βάση το άρθρο 192

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Διορισμοί Αξιωματούχων

Θέσεις Αξιωματούχου	Μέλος Διοικητικού Συμβουλίου		
Όνομα	Ανδρέας	Αρ.Εγγραφής	
Επώνυμο	Ηλιάδης		
Όνομα με Λατινικούς χαρακτήρες	Andreas	Επώνυμο με Λατινικούς χαρακτήρες	Eliades
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας	760918	Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως	09/08/1955	Χώρα Υπηκοότ.	
Επάγγελμα	Ανώτατος Εκτελεστικός Δ/ντής Συγκροτήματος	Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.	Ηλία Παπακυριακού	Αρ.	35
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό	Στρόβολος, Αγ. Παρασκευή	Επαρχία	Λευκωσία
Ταχ.Κώδικας	2003	Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού	26/06/2006		

Θέσεις Αξιωματούχου			
Όνομα		Αρ.Εγγραφής	
Επώνυμο			
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες	
Προηγούμενο Όνομα		Προηγούμενο Επώνυμο	
Αρ.Ταυτότητας		Αρ. Διαβατηρίου	
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.	
Επάγγελμα		Διευθυντής σε άλλη Εταιρεία.	
Οδός/Λεωφ.		Αρ.	
Κτίριο		Όροφος	Διαμ.
Ενορία/Πόλη/Χωριό		Επαρχία	
Ταχ.Κώδικας		Χώρα	Κύπρος
Αντικαταστάτης των Διευθυντών(όνομα)		Αρ.Ταυτ/Αρ.Εγγρ.	
Ημερομηνία Διορισμού			

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	

Παραιτήσεις Αξιωματούχων.

...ις Παραίτησης	Μέλος Διοικητικού Συμβουλίου	
Όνομα	Πολύβιος	Αρ.Εγγραφής
Επώνυμο	Πολυβίου	
Αρ.Ταυτότητας	461691	Αρ. Διαβατηρίου
Ημερ. Παραίτησης	26/06/2006	

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Θέσεις Παραίτησης		
Όνομα		Αρ.Εγγραφής
Επώνυμο		
Αρ.Ταυτότητας		Αρ. Διαβατηρίου
Ημερ. Παραίτησης		

Υπογραφή (Γραμματέας)		Ημερομηνία	27/06/2006

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ — ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 17/07/2006 10:21
Αρ. Δικαιολογητικού: **589105 / 1**

Αρ. ΓΛ302: A 347396
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 52063 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Παραλήπτης: Εύη Χατζηβασιλείου

Στις: 17/07/2006 10:22:05

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών HE12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE12

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών.
Με βάση το άρθρο 51(1)

Όνομα Εταιρείας: ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ

Ημερομηνία Παραχώρησης: (α) [την ____30/06/2006____] ή
(β) [από ____________ μέχρι ____________]

Αριθμός μετοχών που παραχωρήθηκαν: 268.965

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	268.965	Άσκηση Δικαιωμάτων Επιλογής Αγοράς Μετοχών (Share Options) 2001-2007			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,26 (£2,76)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο): £876.825,90
(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα | Αρ.Εγγραφής
Επώνυμο
Όνομα με Λατινικούς χαρακτήρες | Επώνυμο με Λατινικούς χαρακτήρες
Αρ.Ταυτότητας | Αρ. Διαβατηρίου
Ημερ. Γεννήσεως | Χώρα Υπηκοότ.
Επάγγελμα
Οδός/Λεωφ. | Αρ.
Κτίριο | Όροφος | Διαμ.
Ενορία/Πόλη/Χωριό | Επαρχία
Ταχ.Κώδικας | Χώρα
Τάξη Μετοχών
Αριθμός Μετοχών

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα
Διεύθυνση
Ταχ. Κώδικας | Τηλέφωνο

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές(συνέχεια).

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα			Αρ.Εγγραφής		
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες			Επώνυμο με Λατινικούς χαρακτήρες		
Αρ.Ταυτότητας			Αρ. Διαβατηρίου		
Ημερ. Γεννήσεως			Χώρα Υπηκοότ.		
Επάγγελμα					
Οδός/Λεωφ.					Αρ.
Κτίριο			Όροφος		Διαμ.
Ενορία/Πόλη/Χωριό			Επαρχία		
Ταχ.Κώδικας			Χώρα		
Τάξη Μετοχών					
Αριθμός Μετοχών					

Υπογραφή [signature]
Γραμματέας ή Διευθυντής

Ημερομηνία 17/07/2006

ΥΠΟΥΡΓΕΙΟ ΕΜΠΟΡΙΟΥ, ΒΙΟΜΗΧΑΝΙΑΣ ΚΑΙ ΤΟΥΡΙΣΜΟΥ   ΤΜΗΜΑ ΕΦΟΡΟΥ ΕΤΑΙΡΕΙΩΝ ΚΑΙ ΕΠΙΣΗΜΟΥ ΠΑΡΑΛΗΠΤΗ

Δικαιολογητικό

Ημερ. Αίτησης: 17/07/2006 10:23
Αρ. Δικαιολογητικού: **589108 / 1**

Αρ. ΓΛ302: Α 347397
Ποσό: 10,00
Χαρτόσημα:
Απο Λογαριασμό:

Αιτητής: 52063 ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΛΙΜΙΤΕΔ

Παραλήπτης: Εύη Χατζηβασιλείου

Στις: 17/07/2006 10:23:28

Αρ.	Περιγραφή	Κωδ. Λογ.	Ποσότητα	Επείγον	Τέλη	Κατάσταση
	HE165 BANK OF CYPRUS PUBLIC COMPANY LIMITED					
1	Παραχώρηση Μετοχών ΗΕ12 - Έκθεση Παραχώρησης Μετοχών	149			10,00	
		ΟΛΙΚΟ ΛΚ			10,00	

Τέλος(Σύμφωνα με τον Περί Εταιρειών Νόμο. Πληρωτέα τέλη και Δικαιώματα).

Ο ΠΕΡΙ ΕΤΑΙΡΕΙΩΝ ΝΟΜΟΣ, ΚΕΦ. 113.

HE12

Αριθμός Εταιρείας
HE 0165

Έκθεση παραχώρησης μετοχών.
Με βάση το άρθρο 51(1)

Όνομα Εταιρείας	ΤΡΑΠΕΖΑ ΚΥΠΡΟΥ ΔΗΜΟΣΙΑ ΕΤΑΙΡΙΑ ΛΤΔ
Ημερομηνία Παραχώρησης	(α) [την ____27/06/2006____] ή (β) [από ____________________ μέχρι ____________________]
Αριθμός μετοχών που παραχωρήθηκαν	3.391.194

Μετοχές που παραχωρήθηκαν (ανάλυση)

Τάξη Μετοχών	Συνήθεις				
Αριθμός Μετοχών	3.391.194	Επανεπένδυση Μερίσματος χρήσεως 2004/2005			
Ονομαστική αξία κάθε μετοχής	£0,50				
Ποσό πληρωθέν ή λογιζόμενο σαν πληρωθέν για κάθε μετοχή	£3,49 (£2,99)				
Ποσό οφειλόμενο ή λογιζόμενο σαν οφειλόμενο για κάθε μετοχή					
Τρόπος Πληρωμής	Χρηματικό αντάλλαγμα				

Ολικό ποσό για την πιό πάνω παραχώρηση μετοχών(πληρωθέν και οφειλόμενο) £11.835.267,06
(Επισυνάπτεται κατάσταση)

Κατάλογος μετόχων στους οποίους παραχωρούνται οι μετοχές

Όνομα		Αρ.Εγγραφής			
Επώνυμο					
Όνομα με Λατινικούς χαρακτήρες		Επώνυμο με Λατινικούς χαρακτήρες			
Αρ.Ταυτότητας		Αρ. Διαβατηρίου			
Ημερ. Γεννήσεως		Χώρα Υπηκοότ.			
Επάγγελμα					
Οδός/Λεωφ.				Αρ.	
Κτίριο		Όροφος		Διαμ.	
Ενορία/Πόλη/Χωριό		Επαρχία			
Ταχ.Κώδικας		Χώρα			
Τάξη Μετοχών					
Αριθμός Μετοχών					

Όνομα και Διεύθυνση για Αλληλογραφία

Όνομα			
Διεύθυνση			
Ταχ. Κώδικας		Τηλέφωνο	